Exhibit 2.1

ARRANGEMENT AGREEMENT

PETROFLOW ENERGY CORPORATION

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PETROFLOW CANADA ACQUISITION CORP.

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EQUAL ENERGY LTD.

December 6, 2013

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Construction	21
1.3	Currency	22
1.4	Knowledge	22
1.5	Schedules	23

ARTICLE 2 ARRANGEMENT		23
2.1	Arrangement	23
2.2	Interim Order	23
2.3	Plan of Arrangement – Steps	24
2.4	Circular and Meeting	25
2.5	Final Order	27
2.6	Court Proceedings	27
2.7	Articles of Arrangement and Effective Date	28
2.8	Closing	28
2.9	Withholding Rights	29
2.10	Dividends and Distributions	29
2.11	Payment of Consideration	29

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE ACQUIROR		30
3.1	Representations and Warranties	30
3.2	Survival of Representations and Warranties	30

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		30
4.1	Representations and Warranties	30
4.2	Survival of Representations and Warranties	31
4.3	Limitation of Representations and Warranties	31

ARTICLE 5 CONDUCT OF BUSINESS		33
5.1	Maintenance Until Closing	33
5.2	Consent of the Acquiror to Operations Before Closing	34

ARTICLE 6 COVENANTS RELATING TO ACQUISITION PROPOSALS		38
6.1	Non-Solicitation	38
6.2	Notification of Acquisition Proposals	39
6.3	Responding to Acquisition Proposals and Superior Proposals	40

ARTICLE 7 COVENANTS RELATING TO REGULATORY APPROVALS		43
7.1	Regulatory Filings and Approvals	43
7.2	Cooperation Regarding Regulatory Filings and Approvals	44

ARTICLE 8 OTHER COVENANTS		44
8.1	Pre-Acquisition Reorganizations	44
8.2	Option Plan and RSP Plan	46

8.3	Further Assurances	46
8.4	Public Statements	46
8.5	Directors and Officers Insurance	47
8.6	Convertible Debentures	48
8.7	Covenants of the Parent	48
8.8	Information Rights	48
8.9	Shareholder Claims	48
8.10	Benefit Plans	49
8.11	Employee Obligations	49
8.12	Covenants Regarding the Performance of Obligations	49
8.13	Financing	50
8.14	Rule 16b-3	50

ARTICLE 9 CONDITIONS		50
9.1	Reciprocal Conditions	50
9.2	Company Conditions	51
9.3	Acquiror and Parent Conditions	52
9.4	Notice and Cure Provisions	53
9.5	Merger of Conditions	54

ARTICLE 10 TERMINATION		54
10.1	Termination	54
10.2	Termination Payments	56
10.3	Acknowledgement	57
10.4	Remedies	57
10.5	Consequential Damages	58
10.6	Effect of Termination	58

ARTICLE 11 GENERAL PROVISIONS		58
11.1	Amendment	58
11.2	Waiver	58
11.3	Expenses; Advisors	58
11.4	Notices	59
11.5	Severability	60
11.6	Entire Agreement	60
11.7	Assignment	61
11.8	Governing Law	61
11.9	No Third Party Beneficiaries	61
11.10	Time of Essence	61
11.11	Counterparts	61
11.12	Disclosure	61

SCHEDULE “A” PLAN OF ARRANGEMENT		1

SCHEDULE “B” ARRANGEMENT RESOLUTION		1

SCHEDULE “C” REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE ACQUIROR	1

SCHEDULE “D” REPRESENTATIONS AND WARRANTIES OF THE COMPANY	1

SCHEDULE “E” APPROVED BUDGET	1

SCHEDULE “F” OPTION CANCELLATION AGREEMENT	1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) made the 6th day of December, 2013,

AMONG:

PETROFLOW ENERGY CORPORATION, a corporation existing under the laws of Delaware,

(hereinafter referred to as the “Parent”),

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PETROFLOW CANADA ACQUISITION CORP., a corporation existing under the laws of Alberta;

(hereinafter referred to as the “Acquiror”),

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EQUAL ENERGY LTD., a corporation existing under the laws of Alberta,

(hereinafter referred to as the “Company”).

WHEREAS

A.	The Parent desires to acquire all of the Common Shares (as hereinafter defined) and rights to acquire Common Shares (including the Convertible Securities, as hereinafter defined) through its wholly owned Subsidiary, the Acquiror, pursuant to an arrangement under the ABCA (as hereinafter defined);

B.	The Board (as hereinafter defined) has unanimously determined, after receiving financial and legal advice, that it would be in the best interests of the Company for the Company to enter into this Agreement and that the consideration to be received by the Shareholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the Board has resolved to unanimously support the Arrangement and to recommend that the Shareholders vote in favor of the Arrangement, all subject to the terms and conditions contained herein;

C.	Contemporaneously herewith, the Acquiror has entered into a Lock-up Agreement (as hereinafter defined) with each of the Locked-up Shareholders (as hereinafter defined), pursuant to which, among other things, the Locked-up Shareholders have agreed to vote in favor of the Arrangement Resolution (as hereinafter defined) all of the Common Shares held by them, on the terms and subject to the conditions set forth in such Lock-up Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“Abandonment and Reclamation Obligations” means all past, present and future obligations required by the Title and Operating Documents and other contracts or Applicable Law to:

(a)	plug and abandon the Wells in accordance with and to the extent required by the laws, rules, and regulations of the Government Authority having jurisdiction over such Wells;

(b)	close, decommission, dismantle and remove the Tangibles including associated foundations and structures;

(c)	restore, remediate and reclaim the surface or subsurface of the lands used in connection with the Wells or the Tangibles, including lands in or on which they are or were located and lands which are or were used to gain access to them; and

(d)	restore, remediate and reclaim the surface or subsurface of lands affected by seismic or other geological or geophysical exploration activities conducted by or on behalf of the Company or its Affiliates;

including such obligations relating to wells, facilities and tangibles which were abandoned or decommissioned, dismantled or removed prior to the Effective Time (but excluding any wells, facilities or tangibles in which the Company or its Subsidiaries sold, transferred or otherwise disposed of its interests (legal or beneficial) to a Third Party prior to the Effective Time);

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9 and the regulations promulgated thereunder from time to time in effect;

“Acquiror” means Petroflow Canada Acquisition Corp., a corporation incorporated under the laws of Alberta;

“Acquisition Proposal” means any inquiry, indication of interest, request for information, proposal or offer, or any public announcement of an intention with respect thereto, whether or not in writing and other than a transaction involving the Acquiror or the Parent, with respect to (a) any merger, amalgamation, plan of arrangement, exchange, consolidation, business combination, issuance of securities, acquisition of securities, sale of securities, reorganization, recapitalization, takeover bid, tender offer, exchange offer or other similar transaction: (i) in which the Company or any of its Subsidiaries is a constituent corporation and which would result in a Third Party, or the shareholders of that Third Party, beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries, or the Person resulting from such transaction or the parent of such Person; (ii) in which a Person or “group” (as defined in the 1934 Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its Subsidiaries; or (iii) in which the Company or any of its Subsidiaries issues securities representing (or rights convertible into or exercisable for such interests) more than 20% of the issued and outstanding voting or equity interests securities of any class of voting securities of the Company or any of its Subsidiaries, (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets of the Company or its Subsidiaries that constitute or account for 20% or more of the consolidated net revenues, or consolidated net income, for the 12 full months immediately prior to the Acquisition Proposal or 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries, (c) any liquidation, dissolution, recapitalization or other reorganization (other than a Pre-Acquisition Reorganization) of the Company or any of its Subsidiaries, or (d) any similar transaction or series of transactions involving the Company or any of its Subsidiaries which could impede or delay the completion of the Arrangement or any part thereof;

“AFEs” means authorities for expenditures, cash calls or mail ballots issued under the Title and Operating Documents; and, where applicable, “AFEs” means or includes the authorizations for expenditure described in Schedule D;

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with that specified Person; provided that, for the purposes of this definition, “control” (including with correlative meanings, “controlling,” “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

“Alberta Securities Act” means the Securities Act (Alberta) R.S.A. 2000, c. S-4 and the rules and regulations promulgated thereunder, as amended;

“Applicable Law” means all laws, statutes, rules, regulations, official directives and orders of Government Authorities having jurisdiction over the respective Persons or activity involved (whether administrative, regulatory, legislative, executive or otherwise), including judgments, orders and decrees of courts, commissions or bodies exercising similar functions, as amended, and includes the provisions and conditions of any permit, license or other governmental or regulatory authorization in respect of the Company or any of its Subsidiaries;

“Applicable Securities Laws” means the Alberta Securities Act, the 1933 Act, the 1934 Act, and all other applicable Canadian and U.S. securities laws, rules and regulations and published policies thereunder and the rules of the Exchanges applicable to companies listed thereon;

“Arrangement” means the proposed arrangement under the provisions of Section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement and any amendments thereto made in accordance with this Agreement and the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of Parent and the Company, each acting reasonably;

“Arrangement Filings” means the filing of a certified copy of the Final Order with the Registrar together with all other corporate filings as may be necessary to give effect to the Arrangement;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Meeting in the form attached as Schedule “B” to this Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order is made, which shall be in form and content satisfactory to the Company and the Acquiror, each acting reasonably;

“Audited Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2012;

“Board” means the board of directors of the Company;

“Board Approval” means the Board approval described in Section 3 of Schedule “D”;

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in both Oklahoma City, Oklahoma and Calgary, Alberta are open for the conduct of business;

“Canadian Equivalent of the Consideration per Common Share” means the amount in Canadian dollars of the Consideration per Common Share on the basis of the United States to Canadian dollar exchange rate on the date that is one Business Day immediately prior to the Effective Date based on the close spot mid-trade composite rate as quoted on Bloomberg (and if no such rate is quoted on that date, on the next preceding date on which such rates are quoted);

“Change in Recommendation” by the Board means:

(a)	any withholding, amendment, withdrawal, modification or qualification in any manner adverse to the Parent, the Acquiror or the likelihood of consummation of the Arrangement of the recommendation described in Section 2.4(c), including any failure to include such recommendation in the Circular;

(b)	any approval, acceptance, recommendation or endorsement by the Board of, or public proposal by the Board to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of (i) ten Business Days following the earlier of the receipt of and the public announcement of such Acquisition Proposal and (ii) two Business Days prior to the Meeting, shall not constitute a Change in Recommendation);

(c)	the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Article 6); or

(d)	the Company shall have publicly announced the intention to, or the Board shall have resolved to, do any of the foregoing;

“Circular” means the notice of the Meeting and accompanying information circular and proxy statement, including all schedules, appendices and exhibits thereto, to be prepared and sent to, among others, the Shareholders in connection with the Meeting, as supplemented or otherwise amended from time to time in accordance with the terms of this Agreement;

“Claims” means any action, claim, demand, lawsuit, audit proceeding or arbitration including such assertions or proceedings made or brought by any Person, any proceeding or investigation by Government Authority and any Claims with respect to Taxes;

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and of any similar state law;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Common Shares” means the common shares in the share capital of the Company (including, for the avoidance of doubt, outstanding and vested restricted shares under the RSP Plan, as such shares become outstanding Common Shares by their terms upon vesting);

“Company” means Equal Energy Ltd., a corporation amalgamated under the laws of Alberta;

“Company Leases” means all leases, subleases, licenses, occupancy or other agreements pursuant to which the Company or any of its Subsidiaries holds a leasehold, subleasehold or other estate in real property;

“Company Permits” has the meaning set out in Section 12 of Schedule D;

“Company Reports” has the meaning set out in Section 8(a) of Schedule D;

“Confidentiality Agreement” means the confidentiality agreement dated September 18, 2013 between the Parent and the Company;

“Consideration” means $5.43 in cash per Common Share, subject to adjustment pursuant to Section 2.10 of this Agreement and in accordance with Section 2.3 of the Plan of Arrangement;

“contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Person or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject (in each case, including all amendments thereto);

“Contract Operating Agreements” means all contracts pursuant to which the Company or any of its Subsidiaries operates, on a fee for services basis, wells or facilities owned by Third Parties and in which the Company or any of its Subsidiaries has no cost-bearing interest or net revenue interest;

“Convertible Debentures” means the Cdn.$45,000,000 of convertible unsecured junior subordinated debentures of the Company issued on February 9, 2011, bearing interest at 6.75% per annum and convertible at the option of the holders thereof into Common Shares at a conversion price of Cdn.$8.64 per Common Share;

“Convertible Securities” means, collectively, the Options and any other securities of the Company that are convertible into or exchangeable or exercisable for Common Shares, but excluding the Convertible Debentures;

“Court” means the Court of Queen’s Bench of Alberta;

“Customary Post-Closing Consents” means consents and approvals from Government Authorities or Third Parties that are customarily obtained after closing in connection with transactions similar to the Transaction;

“Debentureholders” means the holders of Convertible Debentures shown from time to time on the registers or accounts maintained by or on behalf of the Debenture Trustee or any Person in possession of Convertible Debentures in bearer form;

“Debenture Trustee” means Olympia Trust Company, as the trustee under the Indenture;

“Disclosure Letter” means the disclosure letter delivered by the Company to the Acquiror and the Parent contemporaneously with the execution and delivery of this Agreement;

“Depositary” means Olympia Trust Company, or any other trust company, bank or financial institution selected by the Acquiror or the Parent and reasonably satisfactory to the Company for the purpose of, among other things, paying the cash consideration to Shareholders on the Effective Date pursuant to Section 2.3 hereof;

“Dissent Rights” has the meaning set out in Section 3.1 of the Plan of Arrangement;

“Effective Date” means the date on which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” means the first moment in time in Calgary, Alberta on the Effective Date, or such other moment in time in Calgary, Alberta on the Effective Date as the Acquiror and the Company, each acting reasonably, may agree in writing prior to the Effective Date;

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other material employee benefit plan, program or arrangement of any kind that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or any ERISA Affiliate (or similar concept in any jurisdiction where the Company or any of its Subsidiaries has employees);

“Encumbrance” means a lien, mortgage, pledge, claim, option, encumbrance, cloud on title, charge, Security Interest, penalty, royalty, burden, net profits interest, production payment, overriding royalty interest, carried working interest, or other adverse claim;

“Environment” means the atmosphere, the ambient air, the surface and sub-surface of the earth, groundwater and surface water and plants and animals; and “Environmental” means relating to or in respect of the Environment;

“Environmental Defect” means an Environmental Liability in respect of any asset of the Company or any of its Subsidiaries, that is of a nature or to an extent that a reasonable, prudent and otherwise willing buyer of such asset for the fair market value thereof, computed as if such defect did not exist, would refuse to purchase such asset because of such Environmental Liability, and shall include any violation of Applicable Law which relates to Environmental Liabilities or Hazardous Substances, any contamination or condition or Release that exceeds regulatory limits or that is not authorized by Applicable Law, or that requires investigation or remediation pursuant to any Applicable Law or the Title and Operating Documents, but in no event shall include:

(a)	Abandonment and Reclamation Obligations that would be reasonably expected in respect of the Wells if the Wells had been drilled, completed and operated and, if applicable, abandoned, in accordance with all Applicable Laws and good and prudent oil and gas industry practices in Oklahoma and the United States of America; and

(b)	Abandonment and Reclamation Obligations that would be reasonably expected in respect of the Tangibles if the Tangibles were constructed and operated and, if applicable, decommissioned or abandoned, in accordance with all Applicable Laws and good and prudent oil and gas industry practices in Oklahoma and the United States of America;

“Environmental Liabilities” means all past, present and future Liabilities associated with or arising from any of the following and all costs associated therewith:

(a)	the manufacture, construction, processing, distribution, use, holding, collection, accumulation, generation, treatment, stabilization, storage, disposal, handling or transportation of Hazardous Substances, Petroleum Substances or produced water, in each case with respect to the Environment or the protection thereof;

(b)	compliance with present and future Applicable Law relating to the Environment or the protection thereof and Applicable Law related to employee and public health and safety matters;

(c)	Abandonment and Reclamation Obligations;

(d)	Releases of Hazardous Substances, Petroleum Substances, produced water or other substances;

(e)	sampling, assessment and monitoring of the Environment;

(f)	the removal, assessment, monitoring, sampling, response, abatement, clean-up, investigation and reporting of contamination or pollution of or other adverse effects on the Environment, including compensation of Third Parties for Losses suffered by them in respect thereof; or

(g)	the protection, reclamation, remediation or restoration of the Environment, including related human health and safety;

that relate to Company or any of its Subsidiaries (or any of their respective businesses, operations or assets) or that have arisen or hereafter arise from or in respect of any past, present or future operations and activities related to the respective businesses, operations or assets of the Company or any of its Subsidiaries, including any seismic programs conducted by or on behalf of the Company or any of its Affiliates;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means each entity that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code;

“Exchanges” means the NYSE and the TSX;

“Facilities” means gas plants, oil tank batteries, gas gathering systems, saltwater disposal wells, pumps, lines and other equipment used in the gathering and disposal of saltwater, compressor stations, electrical and telecommunication lines and poles and pipelines, including any of the foregoing related to the operation of the business of the Company and its Subsidiaries;

“Fairness Opinion” means the fairness opinion from Global Hunter Securities, LLC addressed to the Board to the effect that, based upon and subject to the matters set forth therein, as at the date of the opinion, the Consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders;

“Fee Property” means all real property owned in fee by the Company or any of its Subsidiaries, including the property owned in fee that is associated with or used in connection with the Petroleum and Natural Gas Rights or the Tangibles (together with all buildings, structures, improvements and fixtures thereon and all appurtenances thereto consisting of real property);

“Final Order” means the final order of the Court in a form acceptable to the Company and the Acquiror, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably) at any time prior to the Effective Date, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Acquiror, each acting reasonably) on appeal;

“Financing” means the debt financing for the purposes of financing the Transactions and related fees and expenses associated with the Transactions;

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares (including pursuant to the Convertible Securities and unvested Restricted Shares under the RSP Plan) were exercised where any such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency, excluding the Common Shares issuable upon conversion of the Convertible Debentures;

“GAAP” means United States generally accepted accounting principles, consistently applied;

“Government Authority” means any government, regulatory or administrative authority (including any of the provincial or territorial securities regulatory authorities in Canada and state and local regulatory authorities in the United States), self-regulatory organization or stock exchange (including the Exchanges), government department, agency, commission, board or tribunal or court having jurisdiction on behalf of any nation, province, state or tribe, or subdivision thereof or any municipality, district or subdivision thereof over the Parties, the assets or business of the Company or any of its Subsidiaries;

“Hazardous Substance” means hazardous, deleterious, or toxic substances; oilfield wastes; radioactive material; asbestos; polychlorinated biphenyls; pollutants; contaminants; dangerous goods; and unrefined and refined petroleum products; including all substances, materials and wastes regulated under Applicable Law relating to Environmental or health and safety matters;

“HSR Act” means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board in effect for the relevant time period, applied on a consistent basis;

“Indenture” means the indenture made as of February 9, 2011, between the Company and the Debenture Trustee relating to the Convertible Debentures;

“Intellectual Property” means all of the following in any jurisdiction throughout the world, in each case, to the extent protectable by Applicable Law: (a) patents, patent applications, patent disclosures and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, and all rights therein provided by international treaties or conventions; (b) trademarks, service marks, trade dress, trade names, logos (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, together with all goodwill associated with each of the foregoing, any and all common law rights, registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing; and (c) copyrightable works of authorship (including computer software source code, executable code, databases and related documentation and mask works), copyrights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions. “Intellectual Property” shall not include any matters dedicated to the public and free for use by any Person;

“Interim Order” means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA in a form acceptable to the Company and the Acquiror, each acting reasonably, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be affirmed, amended or modified by the Court with the consent of the Company and the Acquiror, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), and the rules and regulations thereunder, as amended;

“Leased Property” has the meaning set out in Section 14 of Schedule D;

“Letter of Transmittal” has the meaning set out in Section 2.11;

“Liabilities” means any and all liabilities, penalties, assessments, and fines and obligations, whether under common law, in equity, under Applicable Law or otherwise, whether governmental, tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

“Locked-up Shareholders” means each Person that is a director, officer or other senior management employee of the Company or any of its Subsidiaries;

“Lock-up Agreement” means the lock-up agreement dated as of the date hereof between the Acquiror and the Locked-up Shareholders;

“Losses” means, in respect of a Person and in relation to a matter, any and all losses, damages, costs, Taxes, expenses, charges (including all penalties, assessments and fines) which that Person suffers, sustains, pays or incurs in connection with that matter and includes reasonable costs of legal counsel (on an attorney and client basis) and other professional advisors and consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether those Claims are sustained and also includes Taxes on a settlement payment or damage award in respect of that matter, but does not include consequential or indirect losses;

“Match Period” has the meaning set out in Section 6.3(b)(iv);

“Material Adverse Effect” means, in respect of the Company, any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with all other changes, effects, events, occurrences, states of facts or developments, (i) would, or would reasonably be expected to, prevent or materially delay the ability of the Company to consummate the Transactions or (ii) has, or would reasonably be expected to have, an impact that is both material and adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole, other than, with respect to this clause (ii), any change, effect, event, occurrence, state of facts or development set out below:

(a)	any change in oil and gas prices;

(b)	any change in industry, economic or political conditions;

(c)	any change in conditions or developments generally applicable to the oil and gas industry in any area or areas where the Company carries on business;

(d)	any natural disaster;

(e)	civil unrest or similar disorder or terrorist acts;

(f)	any change in GAAP or IFRS;

(g)	any actions taken (or omitted to be taken) upon express written request of the Acquiror or the Parent;

(h)	any change in Applicable Law;

(i)	effects or changes that are cured or no longer exist by the earlier of the Effective Time or the termination of this Agreement pursuant to Article 10; or

(j)	changes resulting from the announcement of the Transactions or the performance of the covenants set forth herein;

provided that any such event, change, effect or act referred to in clauses (a) through (c) above shall not be excluded from the definition of “Material Adverse Effect” to the extent such event, change, effect or act disproportionately affects the Company and its Subsidiaries (or the assets thereof) relative to other oil and gas exploration and production companies, facilities and properties located in Oklahoma and Texas;

“Material Contract” means any contract that:

(a)	if terminated, modified or otherwise failed to be in full force and effect would materially impair the ability of the Company to carry on its business in the ordinary course or would reasonably be expected to have a Material Adverse Effect with respect to the Company;

(b)	provides, or could reasonably be expected to provide, for obligations or entitlements of the Company and/or its Subsidiaries in excess of $350,000 in the aggregate per annum;

(c)	is a production sharing contract, production sharing agreement, mining or petroleum licence, concession, mining usufruct or similar agreement, or a joint operating, joint venture, shareholders’, joint partners’ or similar agreement in respect of any Petroleum and Natural Gas Rights involving aggregate obligations or entitlements by or to the Company and/or its Subsidiaries in excess of $350,000;

(d)	is a contract with any Person that contains a most favored nations or similar clause in favor of any Person;

(e)	is a contract that contains any non-competition or similar obligations or that otherwise restricts in any material way the Company or any of its Affiliates or includes any exclusive dealing arrangement or any other arrangement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of the Company or any of its Affiliates to own, operate, sell, license, distribute, develop, transfer, pledge or otherwise dispose of any products, services, assets or business;

(f)	relates to indebtedness (contingent or otherwise) in excess of $350,000 in the aggregate or relates to direct or indirect guarantee or assumption by the Company or any of its Subsidiaries (contingent or otherwise) of any payment or performance obligations of any other Person in excess of $350,000 in the aggregate, or that restricts in any respect the ability of the Company or any of its Affiliates to incur any indebtedness or that requires any action with respect thereto (including any required Encumbrance);

(g)	relates to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of assets (other than sales of inventory in the ordinary course) or an ownership interest in a business or pursuant to which the Company or any of its Subsidiaries has any ownership or participation interest in any other Person or other business enterprise;

(h)	relates to the acquisition, sale, issuance or transfer by the Company or any of its Subsidiaries of any operating business or the capital stock or other ownership or participation interest of any Person after the date of this Agreement or under which the Company or any of its Subsidiaries has any material continuing liability or obligation;

(i)	is a financial risk management contract, including currency, commodity or interest related derivative or hedge contracts in excess of $350,000 in the aggregate;

(j)	is a shareholder, joint venture, alliance or partnership contract;

(k)	is an agency or other contract which allows a Person other than the Company and its Subsidiaries to bind the Company and/or its Subsidiaries other than powers of attorney granted in the ordinary course of business in respect of matters which individually or in the aggregate are not material to the Company or any of its Subsidiaries and which may be terminated without delay or obligation at any time by the Company and its Subsidiaries; or

(l)	provides for any change of control, severance or termination pay or other compensation or benefits in connection with the Transactions;

“Meeting” means the special meeting of Shareholders to be called and held in accordance with the Interim Order and this Agreement to consider and vote on the Arrangement Resolution, including any adjournments or postponements thereof in accordance with the terms of this Agreement;

“MI-61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Miscellaneous Interests” means all right, title, estate and interest of the Company and its Affiliates (whether absolute or contingent, legal or beneficial) in and to all property, assets, interests and rights associated with, or used in connection with the Petroleum and Natural Gas Rights or the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles), including the following to the extent they relate to the Petroleum and Natural Gas Rights or the Tangibles:

(a)	contracts and agreements, including the Title and Operating Documents;

(b)	Surface Interests;

(c)	Wells, including the wellbores thereof and the casing therein;

(d)	seismic data;

(e)	computer hardware, printers, routers, software and all other tangible equipment used with SCADA, computer hardware, printers, routers and software used primarily with maintenance management systems and other computer hardware and software used primarily with field measurement facilities;

(f)	the Contract Operating Agreements, if any;

(g)	production, accounting, environmental, facility and other books, records, files, reports, data and information, correspondence and documents that relate to the Petroleum and Natural Gas Rights or the Tangibles, including well files, lease files and agreement files, all title reports and opinions relating to the Petroleum and Natural Gas Rights or the Tangibles and all other reports, files, data, books and records prepared for the joint account;

(h)	saltwater disposal wells, pumps, lines, and other equipment and facilities used in the gathering, storage, disposal, and transportation of saltwater and other fluids produced in connection with the production of Petroleum Substances;

(i)

(i) any occurrence-based insurance policies, including insurance proceeds and rights to insurance proceeds payable thereunder, (ii) insurance proceeds and rights to insurance proceeds payable in the event of any physical loss to Tangibles occurring during the period between the date of this Agreement and the Effective

Date and (iii) any other insurance proceeds and rights thereto arising from any acts, omissions or events, damage to or destruction of property or other Liabilities occurring prior to the Effective Time; and

(j)	the Company’s and its Subsidiaries’ Claims, causes of action, rights of recovery and rights of setoff and recoupment of any kind (including rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof);

“Misrepresentation” has the meaning ascribed thereto in the Alberta Securities Act;

“Net Cash Flow” means, with respect to the Company and its Subsidiaries on a consolidated basis (calculated in each case using GAAP), (i) total revenue, minus (ii) lease operating expenses, minus, (iii) production taxes (and not, for the avoidance of doubt, income taxes or other taxes), minus (iv) other general and administrative expenses, except for any expenses or costs of the type described in Schedule E of the Disclosure Letter;

“NYSE” means the New York Stock Exchange;

“Optionholders” means holders of the Options shown from time to time on the registers or accounts maintained by or on behalf of the Company;

“Option Cancellation Agreement” means an option cancellation agreement in the form attached hereto as Schedule F;

“Option Plan” means the Equal Energy Ltd. Stock Option Plan effective as of May 31, 2010, as amended from time to time;

“Options” means options to purchase Common Shares issued pursuant to the Option Plan or otherwise that are outstanding and unexercised immediately prior to the Effective Time;

“Order” means any judgment, order, writ, award, preliminary or permanent injunction or decree of any Government Authority;

“Ordinary Course” means, with respect to an action or actions taken by a Person, that such action or actions is or are consistent with generally accepted industry practice and the past practices of such Person and is or are taken in the ordinary course of normal day-to-day operations of such Person;

“Parent” means Petroflow Energy Corporation, a corporation existing under the laws of Delaware;

“Party” or “party” (as used in the context of this Agreement) means each of the Company, the Parent and the Acquiror; and “Parties” or “parties” (as used in the context of this Agreement) means the Company, the Parent and the Acquiror, collectively;

“Permits” means permits, licenses, approvals and authorizations issued or granted by Government Authorities;

“Permitted Dividend” means the $0.05 per Common Share Ordinary Course dividend declared on November 14, 2013 and payable on December 20, 2013 to holders of record on December 2, 2013 (subject to equitable downward adjustment on a per share basis if the Common Shares outstanding on the date hereof are increased, changed into or exchanged for a greater number of common shares of the Company by means of one or more stock splits, subdivisions, re-classifications, share distributions or similar events, such that any such increase in the number of Common Shares shall not increase the aggregate amount of any such one-time dividend as compared to the amount that would have been paid on an aggregate basis had such stock splits, subdivisions, re-classifications, share distributions or similar events not occurred); provided that no such dividend shall be deemed to be a Permitted Dividend if the payment of such dividend would cause the consolidated unrestricted cash balance of the Company to be less than the amount required to satisfy the Company’s and its Subsidiaries’ obligations as they become due and payable;

“Permitted Encumbrances” means:

(a)	liens for Taxes, assessments and governmental charges which are not due or delinquent or if due the validity of which is being diligently contested in good faith by or on behalf of the Company or any of its Subsidiaries, and, in either case, for which adequate reserves have been established in accordance with GAAP;

(b)	easements, rights of way, servitudes and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables, which are not violated by, and do not or would not materially impair, the use or occupancy of the assets or operations of the Company or any of its Subsidiaries;

(c)	the right reserved to or vested in any Government Authority by the terms of any lease, license, franchise, grant or permit or by any Law, to terminate any such lease, license, franchise, grant or permit, to require payment of rent or other periodic payments as a condition of the continuance thereof or otherwise control or regulate the assets of the Company or any of its Subsidiaries in any manner, which are not violated by, and do not or would not materially impair, the use or occupancy of the assets or operations of the Company or any of its Subsidiaries;

(d)

undetermined or inchoate liens (including processors’, operators’, mechanics’, builders’, materialmen’s and similar liens) incurred or created as security in favor of the Person conducting operations arising in the Ordinary Course of the business of the Company or any of its Subsidiaries for such Person’s proportionate share of the costs and expenses of those operations, which are not due or delinquent or if due the validity of which is being diligently contested in good faith by or on behalf of the Company or any of its Subsidiaries, including in respect of services rendered or goods supplied;

(e)	the reservations, limitations, provisos and conditions in any original grants or transfers from a Government Authority;

(f)	any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension or employment laws or regulations;

(g)	rights of general application reserved to or vested in any Government Authority to levy Taxes on any of the assets of the Company or any of its Subsidiaries or the income therefrom, or to limit, control or regulate any of the assets or operations of the Company or any of its Subsidiaries in any manner, which are not violated by, and do not and would not materially impair, the current use or occupancy of such assets or operations;

(h)	any Security Interest held by a Person encumbering the Company’s or any of its Subsidiaries’ interests in any of their assets or any part thereof, in respect of which the Company delivers a release or no interest letter to the Parent at or prior to the Effective Time;

(i)	the terms and conditions of the Title and Operating Documents relating to the assets of the Company and its Subsidiaries, including provisions for royalty, overriding royalty, reversionary interest, and similar burdens, penalties and forfeitures arising under or pursuant to any of those Title and Operating Documents;

(j)	the rights of Third Parties to purchase Petroleum Substances pursuant to Material Contracts and any other production sales contracts terminable by the Company or its Subsidiaries on notice of 90 days or less; and

(k)	any Security Interest encumbering any Third Party’s interest in and to lands or any part thereof, which are not violated by, and do not or would not materially impair, the use or occupancy of the assets or the operations of the Company or any of its Subsidiaries;

“Person” means any individual, sole proprietorship, partnership, limited partnership, corporation, limited or unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated association, trust, body corporate, Government Authority or any other entity, and including a natural person in the capacity as trustee, executor, administrator or other legal representative;

“Petroleum and Natural Gas Rights” means all right, title, estate and interest of the Company and its Affiliates (whether absolute or contingent, legal or beneficial) in:

(a)	rights (including fee simple interests, leasehold interests, mineral interest, and working interests) to drill for and produce, save and market Petroleum Substances;

(b)	lessor royalties, overriding royalties, net profits interests, fee simple interests, leasehold interests, mineral interest, and similar interests entitling the holder thereof to a share of any Petroleum Substances or to a payment calculated by reference to the quantity of that production, the proceeds from the sale thereof or the profits therefrom; and

(c)	rights to acquire any of the foregoing;

“Petroleum Substances” means petroleum, oil, natural gas, casinghead gas, condensate, other minerals and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (including sulphur) produced in association with petroleum, oil, natural gas, casinghead gas, condensate or related hydrocarbons;

“Plan of Arrangement” means the plan of arrangement in the form and content attached as Schedule A and any amendment or variation thereto made in accordance with its provisions, this Agreement or upon the direction of the Court in the Final Order with the prior written consent of the Company and the Acquiror, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 8.1;

“Real Property Leases” has the meaning set out in Section 14 of Schedule D;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under section 263 of the ABCA;

“Release” means any release, spill, emission, leaking, pouring, emptying, pumping, injection, deposit, disposal, discharge, dispersal, escaping, dumping, leaching or migration of a Hazardous Substance or produced water into or through the Environment;

“Related Party” means, in reference to any Person:

(a)	its Affiliates, successors and assigns;

(b)	its directors, officers and employees;

(c)	its Affiliates’ directors, officers and employees; and

(d)	its Representatives;

“Representatives” means, in reference to a Person, its and its Affiliates’ representatives (including officers, directors and employees), agents, legal counsel, consultants and advisors;

“Requisite Shareholder Approval” has the meaning ascribed thereto in Section 2.2(d);

“Restricted Shares” means restricted shares of the Company issued pursuant to the RSP Plan and, for greater certainty, includes all restricted shares issuable pursuant to any dividend equivalent rights resulting from dividends paid by the Company;

“Right of First Refusal” means any preferential purchase right, right of first refusal, right of first offer or similar right related to the Company or any of its Subsidiaries (or any of their assets or properties) or any of the Transactions;

“RSP Plan” means the restricted share and performance share incentive plan, effective May 31, 2010, pursuant to which Restricted Shares may be granted to directors, officers and employees of, and consultants to, the Company or any Affiliate thereof;

“SCADA” means supervisory control and data acquisition;

“SEC” means the United States Securities and Exchange Commission;

“SEC Resolution Date” means the date on which the staff of the SEC advises the Company that it has no comments, or no further comments, with respect to the Circular;

“Security Interest” means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off;

“Shareholders” means holders of the Common Shares shown from time to time on the registers maintained by or on behalf of the Company in respect of the Common Shares, or the beneficial owners thereof;

“Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) 50% or more of the stock or other equity interests the holders of which are generally entitled to elect at least a majority of the Board of Directors or other governing body of such corporation, partnership, limited liability company, joint venture, trust, association or other entity or (ii) if there are no such voting interests, 50% or more of the equity interests in such corporation, partnership, limited liability company, joint venture, trust, association or other entity;

“Superior Proposal” means a bona fide Acquisition Proposal made by any Person other than the Parent or the Acquiror that:

(a)	is made in writing to the Board after the date hereof;

(b)	did not result from the breach of Section 6.1 by the Company, any of its Affiliates or any of their respective Representatives;

(c)	is made for all or substantially all of the assets of the Company and its Subsidiaries or all of the Common Shares, on a fully-diluted basis, and Convertible Debentures not owned by the Person making such Acquisition Proposal;

(d)	is reasonably likely to be completed on a timely basis after taking into account all the terms and conditions of such proposal and this Agreement (including any required approvals and any proposal by either party to amend the terms of this Agreement);

(e)	is not subject to a due diligence condition;

(f)	in the good faith determination of the Board, after receipt of advice from its financial and legal advisors:

(i)	failure to recommend to its Shareholders that they accept such Acquisition Proposal would be inconsistent with the Board’s fiduciary duties; and

(ii)	would, if consummated in accordance with its terms (but expressly taking into account any risk of non-completion), result in a transaction that provides for greater consideration per Common Share and would be more favorable to the Shareholders, from a financial point of view, than the Arrangement; and

(g)	is not conditional on obtaining financing, and for which financing is then available to the Person making such Acquisition Proposal, and is committed, at least to the extent that the financing for the transactions contemplated by this Agreement is so available and committed as at the date hereof;

“Superior Proposal Notice” has the meaning set out in Section 6.3(b)(iii);

“Surface Interests” means all rights to enter on, use, occupy and enjoy the surface of lands for purposes related to the use, ownership or operation of the Petroleum and Natural Gas Rights, the Wells or the Tangibles or gaining access thereto, whether the same are held in fee simple, by lease, by right-of-way, or otherwise;

“Tangibles” means all right, title, estate and interest of the Company and its Affiliates (whether absolute or contingent, legal or beneficial) in:

(a)	the Facilities;

(b)	the Fee Property, including the Carney, Oklahoma offices and field offices and all leasehold improvements, furniture and office equipment and supplies located therein; and

(c)	the following that are used or held for use in respect of the Petroleum and Natural Gas Rights, the Wells or the Facilities:

(i)

all tangible depreciable equipment and facilities used in the production, dehydration, processing, gathering, treatment, measurement, storage or transportation of Petroleum Substances and saltwater and other fluids produced in connection with the production of Petroleum Substances, including: gas plants; oil batteries; buildings; compressors; production equipment; active, inactive or decommissioned pipelines and tangible equipment; wellheads; pipelines; gathering lines; flow lines; pipeline connections; meters; generators; motors; compressors; treaters; dehydrators; scrubbers; separators; pumps; pumpjacks; tanks and boilers; and equipment and facilities related thereto;

(ii)	tangible equipment used primarily with maintenance management systems and field measurement facilities;

(iii)	satellite communications equipment; and

(iv)	all inventory and the proceeds of the sale of all inventory sold from and after the Effective Time;

“Tax” and “Taxes” means all income, franchise, profits, capital, transfer, sales, excise, value added, occupation, unclaimed property and escheat, excise, estimated, severance, windfall profits, stamp, license, payroll gross receipts, occupation, premium, social security (or similar) transfer, sales, use, alternative or add-on minimum, goods and services, customs, duties and property taxes, all other fees, assessments withholdings and charges imposed by Government Authorities in the nature of a Tax (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), whether disputed or not, and including all penalties, interest and fines or additions attributable to or imposed on or with respect to those taxes, fees, assessments withholdings and charges, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person;

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended;

“Taxing Authority” means any Government Authority exercising regulatory authority in respect of any Taxes;

“Tax Return” means any return, report, information return, declaration, claim for refund or other document, together with all amendments and supplements thereto, including all related or supporting information, supplied or required to be supplied to any Government Authority responsible for the administration of Applicable Law governing Taxes, including information returns or reports with respect to backup withholding and other payments to Third Parties;

“Termination Payment” has the meaning set out in Section 10.2(a);

“Termination Payment Event” has the meaning set out in Section 10.2(a);

“Third Party” means any Person other than the Company, the Parent, the Acquiror and their respective Affiliates;

“Title and Operating Documents” means:

(a)	petroleum and natural gas leases, permits (whether freehold or governmental), rights in petroleum, oil, and natural gas acquired under (Pooling) Orders issued by the Oklahoma Corporation Commission or any other Government Authority and similar instruments;

(b)	agreements relating to the ownership, operation or development of petroleum and natural gas properties and facilities used in connection therewith and to the sale of the Petroleum Substances produced therefrom entered into in the normal course of the petroleum and natural gas business, including: operating procedures; unit agreements; unit operating agreements; agreements for the construction, ownership and operation of gas plants, batteries, pipelines, gas gathering systems and similar facilities; pooling and/or unitization agreements; communitization agreements, royalty agreements; overriding royalty agreements, farmin and farmout agreements; joint operating agreements, participation and subparticipation agreements; trust declarations and agreements; purchase and sale agreements, asset exchange agreements; agreements providing for the gathering, measurement, processing, compression, transportation or sale of Petroleum Substances; common stream agreements; well operating contracts and surface leases, pipeline easements, road use agreements and other contracts granting Surface Interests;

(c)	orders of the Oklahoma Corporation Commission or similar local Government Authority affecting lands wherein the assets of the Company or any of its Subsidiaries are located; and

(d)	Permits pertaining to the ownership of petroleum and natural gas properties, facilities used in connection therewith or to operations in respect thereof;

“Transactions” means the Arrangement and the other transactions contemplated under this Agreement;

“TSX” means the Toronto Stock Exchange; and

“Wells” means the wells in which the Company or any of its Subsidiaries has an interest, including the wells described in Section 29(a) of the Disclosure Letter and all producing, shut-in, suspended, abandoned, capped, injection and disposal wells.

1.2	Construction

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a)	references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(b)	the terms “in writing” or “written” include printing, typewriting or facsimile transmission;

(c)	references to a statute shall be a reference to:

(i)	that enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and

(ii)	the regulations, bylaws or other subsidiary legislation made pursuant to that statute;

(d)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(e)	a reference to time shall, unless otherwise specified, refer to local time (Calgary, Alberta) unless otherwise stipulated herein;

(f)	“including”, “includes” and like terms means “including without limitation” and “includes without limitation”;

(g)	the terms “this Agreement”, “hereto”, “hereof,” “hereby,” “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular Section or clause of or Schedule to this Agreement;

(h)	the headings of Articles, Sections and paragraphs in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(i)	unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and paragraphs are to Articles, Sections and paragraphs of this Agreement; and references herein to Schedules are references to Schedules to this Agreement; and

(j)	where a term is defined herein, a capitalized derivative of that term shall have a corresponding meaning unless the context otherwise requires.

1.3	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. currency and “U.S.$” or “$” refers to United States dollars.

1.4	Knowledge

For all purposes of this Agreement, references to the knowledge of the Company and to matters of which the Company is aware refer to knowledge which the officers of the Company actually had or should have had, after reasonable inquiry, in light of the scope of their normal duties and responsibilities with respect to the Company and any of its Subsidiaries, including the operations and administration thereof. For these purposes, knowledge does not include the knowledge of any other Person.

1.5	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement and are incorporated herein by reference and made a part of this Agreement:

Schedule	Description

A	Plan of Arrangement

B	Arrangement Resolution

C	Representations and Warranties of the Parent and the Acquiror

D	Representations and Warranties of the Company

E	Approved Budget

F	Option Cancellation Agreement

ARTICLE 2

ARRANGEMENT

2.1	Arrangement

The parties hereto agree to effect the Arrangement under the ABCA pursuant to the terms and conditions set out in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as practicable following the date hereof, and in any event no later than fifteen Business Days following the SEC Resolution Date, the Company shall apply, in a manner reasonably acceptable to the Acquiror, to the Court pursuant to Section 193 of the ABCA and, in cooperation with the Acquiror and the Parent, prepare, file and diligently pursue an application for the Interim Order, the terms of which are acceptable to the Acquiror, acting reasonably, providing, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and for the Meeting and for the manner in which such notice is to be provided;

(b)	that the securities of the Company which their holders shall be entitled to vote on the Arrangement Resolution shall be the Common Shares;

(c)	that each Shareholder shall be entitled to one vote per Common Share on the Arrangement Resolution;

(d)	that the requisite approval for the Arrangement Resolution shall be 66-2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, together with minority approval in accordance with MI 61-101 (the “Requisite Shareholder Approval”);

(e)	that, in all other respects, the terms and conditions of the Company’s memorandum of association, articles of association and by-laws, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(f)	for the grant of the Dissent Rights;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that the Meeting may be adjourned or postponed from time to time by the Company (with the written consent of the Acquiror) without the need for any additional approval of the Court;

(i)	that the record date for Shareholders entitled to notice of, and to vote at, the Meeting will be a date that is as soon as reasonably practicable following the SEC Resolution Date;

(j)	that the record date for Shareholders entitled to vote at the Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Applicable Law; and

(k)	for such other matters as the Acquiror may reasonably require in connection with the Arrangement.

2.3	Plan of Arrangement – Steps

(a)	Subject to the terms and conditions of this Agreement: (i) in accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, each Common Share in respect of any unvested Restricted Share under the RSP Plan not already issued shall be issued, and any share grant agreement under the RSP Plan and the RSP Plan shall be terminated notwithstanding the terms thereof; and (ii) at the Effective Time, pursuant to the Arrangement, each Shareholder (other than in respect of any Common Shares held by a Dissenting Shareholder) shall be entitled to receive the Consideration for each Common Share held.

(b)

Subject to the terms and conditions of this Agreement and in accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share, in respect of each Option, exceeds the exercise price per Common Share of such Option, subject to (for the avoidance of doubt) applicable

Tax withholdings and other source deductions in accordance with Section 2.9. Each Option issued and outstanding immediately prior to the Effective Time shall thereafter be immediately canceled, the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(b) and in the manner specified in the Plan of Arrangement, and all option agreements related thereto shall be terminated. The Company shall take, and shall cause its Subsidiaries to take, all steps necessary or desirable to give effect to the foregoing, including entering into and maintaining in full force an Option Cancellation Agreement with each Optionholder in respect of all of the Options. The Company also shall, and shall cause its Subsidiaries to, obtain necessary consents (in form and substance reasonably satisfactory to the Acquiror) from holders of Options to the transfer and cancellation of the Options as described above, including entering into Option Cancellation Agreements with respect to all of the Options.

2.4	Circular and Meeting

Subject to the terms and conditions of this Agreement:

(a)	the Company agrees to convene and conduct the Meeting in accordance with the Interim Order, the Company’s articles and by-laws and Applicable Laws as soon as reasonably practicable following the SEC Resolution Date. The Company agrees that it shall, in consultation with the Acquiror, fix and publish a record date for the purposes of determining the Persons entitled to receive notice of and vote at the Meeting in accordance with the Interim Order, which record date shall be as soon as reasonably practicable following the SEC Resolution Date or such other date as agreed by the Company and the Acquiror;

(b)	except for an adjournment consented to by the Acquiror for the purpose of attempting to obtain the Requisite Shareholder Approval or as required (i) for quorum purposes, (ii) by Applicable Laws, (iii) by a Government Authority or (iv) under Section 6.3(e), the Company shall not adjourn, postpone or cancel, or propose or permit the adjournment, postponement or cancellation of, the Meeting without the Acquiror’s prior written consent;

(c)

in a timely and expeditious manner, the Company shall prepare the Circular and all other documents required by the ABCA, Applicable Securities Laws and any other Applicable Laws in connection with the Meeting and the Arrangement and file a preliminary copy of the Circular with the SEC. Subject to the terms of this Agreement, the Acquiror and the Parent will cooperate with and assist the Company in preparing the Circular by providing the Company on a timely basis any information legally required to be supplied by the Acquiror or the Parent in connection therewith, as well as any other information the Parent or any of its Affiliates reasonably requested by the Company for inclusion in the Circular to the extent in accordance with customary practice. The Company shall promptly notify the Acquiror and the Parent of the receipt of all comments from the SEC or its staff or any other Government Authority with respect to the Circular and of any request by the SEC or its staff or any other Government Authority for any amendment or supplement thereto or for additional information, and shall, to the extent permitted by Applicable Laws, promptly provide to the Acquiror and the Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC or its staff or any other Government Authority with respect to the Circular or the Arrangement. The Company, the Acquiror and the Parent shall each use its commercially reasonable efforts to promptly provide responses to the SEC or its staff or any other Government Authority with respect to all comments received on the Circular from the SEC or its staff or such other Government Authority. The Company shall, as promptly as reasonably practicable after obtaining the Interim Order, but in no event before the SEC Resolution Date, cause a final definitive copy of the Circular and any other applicable documentation required in connection with the Meeting to be filed with the SEC and any other applicable Government Authority and to be sent to each Shareholder and each holder of Options, the directors of the Company, the auditors of the Company and any other persons as required by the Interim Order and Applicable Laws, in each case so as to permit the Meeting to be held within the time required by Section 2.4(a). Notwithstanding anything to the contrary contained in this Agreement, the Company shall give the Acquiror, the Parent and their legal counsel reasonable opportunity to review and comment on the Circular and such other documents prior to the Circular and such other documents being printed, sent or delivered to Shareholders or filed with any Government Authority or prior to the Company responding to any comments or requests from the SEC or its staff or any other Government Authority with respect to the Circular, and reasonable consideration shall be given to any comments made by the Acquiror, the Parent and their legal counsel, provided that all information relating solely to the Acquiror and its Affiliates included in the Circular or such other documents shall be in form and content satisfactory to the Acquiror, acting reasonably and provided on a timely basis. The Company shall provide the Acquiror and the Parent with copies of the final definitive Circular prior to the mailing thereof to the Shareholders and filing with any Government Authority. The Company, the Acquiror and the Parent shall each promptly notify the other parties if at any time before the Effective Time any such party becomes aware that the Circular contains a Misrepresentation, or an amendment or supplement to the Circular is otherwise required or advisable. In a timely and expeditious manner, the Company shall prepare, in consultation with the Acquiror, the Parent and their legal counsel, and file any mutually agreed (or as otherwise required by Applicable Laws) amendments or supplements to the Circular (which amendments or supplements shall be in a form satisfactory to the Acquiror, acting reasonably) and mail such amendments or supplements, as required by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof. A copy of the notice of motion for the approval of the Final Order shall be included in the Circular. The Circular shall reflect the Board Approval and include the Board’s recommendation that Shareholders vote in favor of the Arrangement Resolution and a written copy of the Fairness Opinion;

(d)	in a timely and expeditious manner, the Company shall (A) take all commercially reasonable lawful action to solicit proxies in favor of the Arrangement Resolution and cooperate with any persons designated by the Acquiror, and at the Acquiror’s expense, to solicit proxies in favor of the approval of the Arrangement Resolution, and (B) not withdraw, modify, qualify or change in a manner adverse to the Acquiror, or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the Acquiror, such recommendation, except, in each case, as expressly permitted by this Agreement;

(e)	in a timely and expeditious manner, the Company shall provide notice to the Acquiror of the Meeting and allow representatives and legal counsel of the Acquiror to attend the Meeting;

(f)	the Company shall advise the Acquiror, at least on a daily basis on each of the last ten Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution, or at such other times or such other intervals as the Acquiror may reasonably request, together with any further information with respect to such proxies as the Acquiror may reasonably request; and

(g)	the Company shall provide the Acquiror with a copy of any purported exercise of Dissent Rights (and any withdrawal thereof) and written communications with any Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise, or make any payment with respect to, any notice of dissent or purported exercise of Dissent Rights or any other action brought in connection with the Arrangement without the prior consent of the Acquiror.

2.5	Final Order

If the Arrangement Resolution has been approved by the Shareholders at the Meeting in accordance with the Interim Order, the Company shall as soon as reasonably practicable (and in any event within two Business Days) take all actions necessary or desirable to submit the Arrangement to the Court and to apply to the Court for the Final Order in form and substance satisfactory to the Acquiror, including filing, proceeding with and diligently prosecuting an application for the Final Order which application shall be in form and substance satisfactory to the parties hereto, acting reasonably. The Company will oppose any proposal from any other person that the Final Order contains any provision inconsistent with this Agreement and, if at any time after the issuance of the Final Order and prior to the Effective Date the Company is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Acquiror.

2.6	Court Proceedings

Subject to Applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the Acquiror’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Acquiror to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases the Acquiror’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Acquiror’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Acquiror making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate.

2.7	Articles of Arrangement and Effective Date

On or before the third Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in Article 9 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions as of the Effective Date), and unless another date is agreed to in writing by the parties, the Company shall file the Arrangement Filings with the Registrar pursuant to the ABCA to give effect to the Arrangement and implement the Plan of Arrangement. Subject to the terms hereof, the Company shall specify in a written notice to the Acquiror the date the Arrangement Filings are to be made.

2.8	Closing

Unless this Agreement is terminated pursuant to the provisions hereof, the closing of the transactions contemplated hereby shall take place at the Calgary offices of Stikeman Elliott LLP, at 8:00 a.m. (Calgary, Alberta time) on the Effective Date or at such other time or on such other date as the Acquiror and the Company may mutually agree upon and each of them shall deliver to the other:

(a)	the documents required or contemplated to be delivered by it hereunder in order to complete, or necessary or reasonably requested to be delivered by it in order to effect, the Arrangement and the other transactions contemplated herein, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and

(b)	written confirmation as to the satisfaction or waiver of all of the conditions in its favor contained in Article 9.

2.9	Withholding Rights

The Acquiror, the Company, the Parent and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all distributions otherwise payable to any Shareholder, Optionholder or Debentureholder such amounts as the Acquiror, the Company, the Parent or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign Tax law or other Applicable Law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority.

2.10	Dividends and Distributions

If, on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution (other than the Permitted Dividend) payable in cash, securities, property or otherwise with respect to the Common Shares, or sets a record date therefor that is prior to the Effective Time, then the Consideration shall be adjusted to reflect each such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the amount of such dividend or distribution per Common Share.

2.11	Payment of Consideration

Not more than one Business Day prior to the Effective Date, the Acquiror shall provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties) to pay the aggregate Consideration for all of the Common Shares (including, for the avoidance of doubt, the unvested Restricted Shares with respect to which Common Shares are issued in accordance with Section 2.3(a)(i)) to be acquired pursuant to the Arrangement. The Depositary shall cause such funds to be (a) held for the benefit of the Shareholders and (b) promptly applied to making the payments provided for in the agreement with the Depositary. The Depositary shall invest any cash in such escrow as directed by the Parent or the Acquiror; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any interest and other income resulting from such investments shall be paid to the Parent. To the extent that there are losses with respect to such investments, or the amount held by the Depositary diminishes for other reasons below the level required to make prompt payments of the cash payable to Shareholders pursuant to this Agreement, the Parent shall promptly replace or restore the amount lost through investments or other events so as to ensure that the escrow fund is, at all times, maintained at a level sufficient to make such payments. The Depositary shall deliver the Consideration contemplated to be paid to Shareholders pursuant to Section 2.3(a) out of such escrow funds. The Parent or the Acquiror shall instruct the Depositary, as soon as reasonably practicable after the Effective Time (but in no event later than five Business Days following the Effective Time), to mail to each record holder of Common Shares, which at the Effective Time were converted into the right to receive the Consideration pursuant to this Agreement and the Plan of Arrangement, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Common Shares shall pass, only upon actual delivery of the Common Shares to the Depositary, and shall contain instructions for use in effecting the surrender of such Common Shares in exchange for the Consideration (the “Letter of Transmittal”)). Upon surrender for cancellation to the Depositary of its, his or her Common Shares, together with the Letter of Transmittal, duly completed and validly executed, the holder of such Common Shares shall be entitled to receive in exchange therefor the Consideration to which such holder is entitled pursuant to Section 2.3(a), and any Common Shares so surrendered shall forthwith be canceled. If any portion of the Consideration is to be paid to any person other than the person in whose name the applicable surrendered Common Share is registered, it shall be a condition to the payment thereof that the surrendered Common Share be in proper form for transfer and that the person requesting such payment of the Consideration pay any transfer or other similar Taxes required as a result of such payment to a person other than the registered holder of such Common Share or establish to the satisfaction of the Depositary that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.11, each Common Share shall be deemed at any time after the Effective Time to represent only the right to receive the Consideration upon such surrender. Except for interest required to be paid under Applicable Laws in respect of Dissent Shares, no interest shall be paid or will accrue on any cash payable to holders of Common Shares pursuant to the provisions of this Agreement or the Plan of Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE ACQUIROR

3.1	Representations and Warranties

Each of the Parent and the Acquiror hereby makes to the Company the representations and warranties set out in Schedule “C” and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of the Parent and the Acquiror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Representations and Warranties

The Company hereby makes to the Acquiror and the Parent the representations and warranties set out in Schedule “D” to this Agreement, and acknowledges that each of the Parent and the Acquiror is relying upon these representations and warranties in connection with the entering into of this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

4.3	Limitation of Representations and Warranties

(a)	THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE PLAN OF ARRANGEMENT (INCLUDING SCHEDULE D HERETO) AND, IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE COMPANY HEREBY EXPRESSLY NEGATES AND DISCLAIMS, AND SHALL NOT BE LIABLE FOR, ANY AND ALL REPRESENTATIONS OR WARRANTIES WHICH MAY HAVE BEEN MADE OR ALLEGED TO HAVE BEEN MADE IN ANY OTHER DOCUMENT OR INSTRUMENT OR IN ANY STATEMENT OR INFORMATION MADE OR COMMUNICATED TO THE PARENT OR THE ACQUIROR OR ANY OF THEIR RELATED PARTIES IN ANY MANNER, EXCEPT FOR THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE PLAN OF ARRANGEMENT (INCLUDING SCHEDULE D HERETO);

(b)	THE COMPANY HEREBY EXPRESSLY NEGATES AND DISCLAIMS, AND SHALL NOT BE LIABLE FOR, ANY REPRESENTATIONS OR WARRANTIES MADE OR ALLEGED TO HAVE BEEN MADE TO THE PARENT, THE ACQUIROR OR ANY OF THEIR RELATED PARTIES IN THIS AGREEMENT OR OTHERWISE WITH RESPECT TO ANY OF THE FOLLOWING MATTERS:

(i)	EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE PLAN OF ARRANGEMENT (INCLUDING SCHEDULE D HERETO), ANY DATA OR INFORMATION PROVIDED OR MADE AVAILABLE TO THE PARENT OR THE ACQUIROR BY THE COMPANY’S REPRESENTATIVES IN THE DATA ROOM, ON PLANT OR SITE VISITS, IN MANAGEMENT PRESENTATIONS, IN MEETINGS WITH THE COMPANY’S MANAGEMENT OR EMPLOYEES OR OTHERWISE;

(ii)	THE VALUE OF THE ASSETS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE FUTURE CASH FLOW THEREFROM;

(iii)	EXCEPT AS EXPRESSLY PROVIDED IN SCHEDULE D TO THIS AGREEMENT, THE ENVIRONMENTAL CONDITION OF ANY LANDS OR ASSETS OR ANY ENVIRONMENTAL LIABILITY;

(iv)	EXCEPT AS EXPRESSLY PROVIDED IN SCHEDULE D TO THIS AGREEMENT, THE QUALITY, CONDITION, FITNESS, MARKETABILITY, MERCHANTABILITY OR SUITABILITY OF USE FOR ANY PURPOSE, OF ANY TANGIBLE, DEPRECIABLE EQUIPMENT OR PROPERTY THAT FORMS PART OF THE COMPANY’S OR ANY OF ITS SUBSIDIARIES’ ASSETS AND TAKES THE SAME WITHOUT ANY OTHER EXPRESS, IMPLIED, STATUTORY, OR OTHER WARRANTY OR REPRESENTATION WHATSOEVER. SUBJECT TO THE COMPANY’S EXPRESS REPRESENTATIONS HEREIN AND IN THE PLAN OF ARRANGEMENT (INCLUDING SCHEDULE D HERETO), THE PARENT AND THE ACQUIROR HAVE INSPECTED, OR WAIVED (AND UPON THE EFFECTIVE TIME SHALL BE DEEMED TO HAVE WAIVED), THEIR RIGHTS TO INSPECT THE INTERESTS FOR ALL PURPOSES, AND SATISFIED THEMSELVES AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING, BUT NOT LIMITED TO, CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS, OR OTHER MANMADE FIBERS OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”) IN, ON, OR UNDER THE INTERESTS. THE PARENT AND THE ACQUIROR ARE RELYING SOLELY UPON THE PARENT’S AND THE ACQUIROR’S OWN INSPECTION OF THE INTERESTS, AND THE PARENT AND THE ACQUIROR SHALL, EXCEPT AS PROVIDED OTHERWISE IN THIS AGREEMENT OR THE PLAN OF ARRANGEMENT, ACCEPT ALL OF THE SAME “AS IS, WHERE IS,” WITHOUT LIMITATION OF THE FOREGOING;

(v)	EXCEPT AS SET FORTH IN SCHEDULE D TO THIS AGREEMENT, ANY ENGINEERING OR GEOLOGICAL INFORMATION OR INTERPRETATIONS THEREOF OR ANY ECONOMIC EVALUATIONS;

(vi)	EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT (INCLUDING SCHEDULE D HERETO), TITLE TO THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES;

(vii)	EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT (INCLUDING SCHEDULE D HERETO), ANY LIABILITIES OR CLAIMS RELATED TO THE ASSETS OR OPERATIONS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES;

(viii)	EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT (INCLUDING SCHEDULE D HERETO), THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES; OR

(ix)	THE RATES OF PRODUCTION OF PETROLEUM SUBSTANCES.

WITHOUT LIMITATION OF THE FOREGOING, THE COMPANY MAKES NO WARRANTY OR REPRESENTATION, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY PROJECTIONS NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO THE PARENT OR THE ACQUIROR IN CONNECTION WITH THIS AGREEMENT, ANY PRICING ASSUMPTIONS OR QUALITY OR QUANTITY OF RESERVES OF PETROLEUM SUBSTANCES (IF ANY) ATTRIBUTABLE TO THE INTERESTS OR THE ABILITY OR POTENTIAL OF THE INTERESTS TO PRODUCE PETROLEUM SUBSTANCES OR THE ENVIRONMENTAL CONDITION OF THE INTERESTS OR ANY OTHER MATERIALS FURNISHED OR MADE AVAILABLE TO THE PARENT OR THE ACQUIROR BY THE COMPANY, OR BY THE COMPANY’S AGENTS OR REPRESENTATIVES. SUBJECT TO THE EXPRESS PROVISIONS OF THIS AGREEMENT, ANY AND ALL SUCH PROJECTIONS (WRITTEN OR ORAL) FURNISHED BY THE COMPANY OR OTHERWISE MADE AVAILABLE OR DISCLOSED TO THE PARENT OR THE ACQUIROR ARE PROVIDED TO THE PARENT AND THE ACQUIROR AS A CONVENIENCE AND SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST THE COMPANY, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT THE PARENT’S AND THE ACQUIROR’S SOLE RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW;

(c)	Inclusion of a matter on the Disclosure Letter with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Matters included in the Disclosure Letter may include matters not required by the terms of this Agreement to be listed on the Disclosure Letter, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included.

ARTICLE 5

CONDUCT OF BUSINESS

5.1	Maintenance Until Closing

The Company agrees that, prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to (provided that, where the Company and its Subsidiaries are not the operator, the Company shall be obligated to do and cause only that which a prudent non-operator would be expected to do in similar circumstances in accordance with accepted industry practices):

(a)	conduct and preserve the business of the Company and its Subsidiaries (including in connection with maintaining its properties and facilities and relationships with employees, customers, suppliers and Government Authorities) in the Ordinary Course and in a proper and prudent manner in accordance with good oil and gas industry practices and consistent with recent practices;

(b)	pay or cause to be paid all of their obligations which become due from the date of this Agreement through the Effective Time;

(c)	perform and comply in all material respects with all of its obligations under the Title and Operating Documents;

(d)	maintain working capital in the Ordinary Course; and

(e)	maintain insurance in such amounts and against such risks and losses as are consistent with the insurance maintained by the Company and its Subsidiaries in the Ordinary Course and file claims under insurance policies as they arise in the Ordinary Course.

5.2	Consent of the Acquiror to Operations Before Closing

Subject to Section 5.1, from the date of this Agreement until the Effective Time, the Company shall have the right to operate and maintain the business of the Company and its Subsidiaries in accordance with good oilfield practices and consistent with recent practices; provided that, notwithstanding Section 5.1, the Company shall not and shall not permit any of its Subsidiaries to, without the written consent of the Acquiror, which consent shall not be unreasonably withheld and which, if provided, shall be provided in a timely manner:

(a)	amend the articles or by-laws (or other governing documents) or the terms of the outstanding securities of the Company or any of its Subsidiaries, including any outstanding indebtedness or credit facilities of the Company or any of its Subsidiaries;

(b)	amalgamate or merge with any other Person or adopt or enter into a plan of liquidation or dissolution;

(c)	repurchase, redeem or otherwise reacquire any shares or other securities, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to the Company or any of its Subsidiaries or issue any other securities in respect of, in lieu of or in substitution for any securities of the Company or any of its Subsidiaries, except for any split, combination or reclassification of shares of a wholly owned Subsidiary of the Company, or any issuance of any securities of a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or enter into any agreement with respect to the voting of the shares or other securities of the Company or any of its Subsidiaries;

(d)	issue, sell, pledge, lease, dispose of or otherwise encumber any securities or any options (including Options), warrants or other rights to acquire securities, or redeem or purchase any of the outstanding securities of the Company or any of its Subsidiaries, other than the issuance of (i) Common Shares pursuant to currently outstanding Convertible Debentures in accordance with their terms, (ii) Common Shares upon the valid exercise in accordance with the Option Plan in effect on the date hereof of any options outstanding as of the date hereof, (iii) Common Shares upon the valid issuance pursuant to the vesting of Restricted Shares outstanding on the date hereof in accordance with the RSP Plan in effect on the date hereof and (iv) dividend equivalent rights payable in respect of Restricted Shares outstanding on the date hereof resulting from dividends paid by the Company;

(e)	declare, set aside or pay any dividends or any other distributions payable in cash, securities, property or otherwise with respect to the Common Shares or any other class or type of securities, other than the Permitted Dividend;

(f)	reduce the capital or stated capital of the Company or any of its Subsidiaries;

(g)	sell, lease, transfer, license, encumber or otherwise dispose of, directly or indirectly (including by allowing any right to lapse or expire), business or assets of the Company or the Company Subsidiary other than:

(i)	the sale of Petroleum Substances in the Ordinary Course; and

(ii)	other sales and dispositions in the Ordinary Course individually not exceeding $150,000;

(h)	acquire or agree to acquire (by merger, amalgamation, acquisition of stock or asset or otherwise) any Person or other business organization or division or make any investment either by purchase of shares or securities, contribution of capital (other than to the Company Subsidiary), property transfer or purchase of any property or assets of any other Person, except for purchases of assets, inventory or equipment in the Ordinary Course;

(i)	enter into any joint venture or similar agreement, arrangement or relationship, except for entering into joint operating agreements in the Ordinary Course;

(j)	incur or make any commitment or propose, initiate or authorize any cost or expenditure if the Company and its Subsidiaries’ share thereof is in excess of $200,000 (individually or in the aggregate), except in case of:

(i)	an emergency (with respect only to capital expenditures), including workovers to maintain production levels, to the extent that reasonable advance notice is given to the Parent and the Acquiror and any reasonable suggestions or comments from the Parent or the Acquiror are taken into account prior to committing to any such expenditures;

(ii)	(A) for the period from the date hereof to and including February 28, 2014, those capital expenditures and general and administrative costs specifically disclosed (with respect to both type and amount) on the existing approved budget attached as Schedule E; provided that no unutilized balance of capital expenditures set forth in Schedule E will be used or applied to satisfy the general and administrative costs set forth on Schedule E or any other costs and expenses that are not capital expenditures and (B) for the period from March 1, 2014 to and including the Effective Date, the total monthly expenditures of the Company and its Subsidiaries shall not exceed 45% of their Net Cash Flow in any calendar month (or portion thereof with respect to the month of the Effective Date); provided that the Company and the Parent shall use commercially reasonable efforts to agree, prior to February 28, 2014, on a capital expenditure budget for the period between March 1, 2014 and the Effective Time and that any such capital expenditure budget, if agreed upon in writing by the Company and the Parent, shall supersede this clause (B) to the extent set forth in such written agreement; or

(iii)	operating expenses and other general and administrative costs to the extent incurred in the ordinary course of business and to the extent (A) not otherwise limited or prohibited pursuant to the terms of this Agreement and (B) that such expenses and general and administrative costs are not of the type described in Schedule E of the Disclosure Letter;

(k)	incur or commit to incur any indebtedness for borrowed money, except for the borrowing of working capital in the Ordinary Course; and not incur or assume any other indebtedness, other than under capital leases entered into in the Ordinary Course, or assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than the Company or any of its wholly owned Subsidiaries) or make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any of its wholly owned Subsidiaries), except in the Ordinary Course;

(l)	amend, modify, terminate or assign any rights under any agreement or document to which the Company or any of its Subsidiaries is subject, or enter into any new agreement or commitment, except in the Ordinary Course of the business of the Company and its Subsidiaries and subject to providing notice to the Acquiror of such action(s) taken and, in the case of any agreement or commitment that would be a Material Contract, receiving approval from the Acquiror;

(m)	waive, release or relinquish any material contractual right, material right under any license, lease, contract or permit or other material legal rights or claims of the Company or any of its Subsidiaries, other than in the Ordinary Course;

(n)	surrender or abandon any of their respective assets, except those which have become obsolete, where the rights of the Company and its Subsidiaries thereto have expired or terminated as disclosed in this Agreement or otherwise in the Ordinary Course of the business of the Company and its Subsidiaries;

(o)	settle or assign any rights relating to or any interest in any material litigation, proceeding, claim, action, assessment or investigation involving the Company or any of its Subsidiaries or a material asset of any of them;

(p)	except for the termination of the Company’s and its Subsidiaries’ 401(k) Plans pursuant to Section 8.10, make any increase in the benefits under or any material change to (including any such changes reasonably expected to be adopted prior to the Effective Time, except for the payment of bonuses in a manner consistent with past practices as agreed between the parties and disclosed in the Disclosure Letter) or establish any Employee Benefit Plan, or make any other increase or material change (including any such changes reasonably expected to be adopted prior to the Effective Time) in the compensation or employee benefits payable or to become payable to any employee of the Company or any of its Subsidiaries;

(q)	engage in any material transaction with any related parties, other than any wholly owned Subsidiary in the Ordinary Course;

(r)	make any changes to the Company’s existing accounting policies other than as required by Applicable Law;

(s)	fail to duly and timely file all material forms, reports, releases, schedules, statements and other documents required to be filed pursuant to any Applicable Securities Laws;

(t)	fail to duly and timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by the Company or any of its Subsidiaries;

(u)	fail to use commercially reasonable efforts to cause its current insurance (or re- insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(v)	change an annual accounting period, adopt or change any accounting method, amend any Tax Returns of the Company or any of its Subsidiaries, settle or compromise any material federal, national, provincial, foreign, state or local Tax liability, make, revoke or amend any Tax election of the Company or any of its Subsidiaries, enter into any agreement affecting any Tax liability or refund of the Company or any of its Subsidiaries, extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax of the Company or any of its Subsidiaries or provision limiting the period within which an assessment or reassessment of any Tax of the Company or any of its Subsidiaries may be issued, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(w)	take or omit to take any action that has or would reasonably be expected to have the effect of accelerating to pre-Effective Time periods sales to the trade or other customers that would otherwise be expected to occur after the Effective Time;

(x)	delay or postpone the payment of any accounts payable, or accelerate the collection of or discount any accounts receivable; or

(y)	announce an intention, enter into any agreement or understanding, or otherwise make a commitment to do any of the things prohibited by any of the foregoing.

Nothing contained in this Agreement is intended to give the Parent or the Acquiror the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, operational control over its operations and the operations of its Subsidiaries.

ARTICLE 6

COVENANTS RELATING TO ACQUISITION PROPOSALS

6.1	Non-Solicitation

(a)	Except as otherwise provided in this Article 6, the Company shall not, directly or indirectly through any Representative of the Company, and shall cause each of its Subsidiaries not to, directly or indirectly through any Representative:

(i)	make, solicit, assist, encourage, initiate, promote or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any of its Subsidiaries or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals, offers or expressions of interest regarding or constituting any Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal;

(ii)	encourage or engage in any discussions or negotiations (other than with the Parent, the Acquiror or any of their respective Representatives) regarding, or provide any information with respect to, any Acquisition Proposal or potential Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)	withdraw, modify, change or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify), in any manner adverse to the Parent or the Acquiror, the approval or recommendation of the Board or any committee thereof of this Agreement or the Arrangement, including, without limitation, failing to include in the Circular such approval or recommendation in accordance with Section 2.4(c);

(v)	release any Person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party, provided that, for avoidance of doubt, any release or deemed waiver from the standstill provisions of any such agreement in accordance with its terms without further agreement or action by the Company or any of its Subsidiaries shall not constitute a breach of this Section 6.1(a)(v); or

(vi)	accept, approve, endorse, recommend or enter into a letter of intent, agreement in principle, agreement, arrangement, understanding or undertaking related to any Acquisition Proposal (other than a confidentiality agreement as contemplated under Section 6.3).

(b)	The Company shall immediately cease, and ensure that its Representatives cease, and cause to be terminated, any existing solicitation, assistance, activity, discussion, encouragement, process or negotiation, with any Person (other than the Parent, the Acquiror or any of their Representatives) by the Company, any of its Subsidiaries or any of their respective Representatives with respect to or that could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by the Company, and, in connection therewith, the Company will discontinue access to any data rooms (virtual and otherwise) previously provided to any such Person and will immediately request the return or destruction of all information regarding the Company and its Subsidiaries previously provided to any such Person and shall use commercially reasonable efforts to ensure that such requests are honored.

(c)	The Company shall enforce the provisions of any confidentiality and standstill agreement to which it or any of its Subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

6.2	Notification of Acquisition Proposals

From and after the date of this Agreement, the Company shall promptly (but, in any event within 24 hours) notify the Acquiror, at first orally and then in writing, of any proposal, inquiry, offer, expression of interest or request relating to or constituting an Acquisition Proposal or which could reasonably be expected to result in an Acquisition Proposal, any request for discussions or negotiations or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the properties, books or records (including any request for a list of securityholders) of the Company or any of its Subsidiaries received by the Company’s or any of its Subsidiaries’ Representatives, or any request for representation on the Board, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer or request, and such other details of the proposal, inquiry, offer or request known to the Company as the Acquiror may reasonably request, and shall include copies of any such proposal, inquiry, offer or request (including all correspondence related thereto), or any amendment to any of the foregoing. The Company shall keep the Acquiror promptly and fully informed of the status of any such proposal, inquiry, offer or request, or any amendment to the foregoing (including any changes to the price offered or any other material terms), and will respond promptly to all inquiries by the Acquiror with respect thereto.

6.3	Responding to Acquisition Proposals and Superior Proposals

(a)	Notwithstanding Sections 6.1(a) and 6.1(b), if after the date hereof and prior to obtaining the approval of the Arrangement Resolution from the requisite Shareholders at the Meeting, provided that the Company is then in compliance with its obligations under this Agreement, the Company receives a bona fide written Acquisition Proposal that provides for consideration per Common Share that is greater than the Consideration and that was not solicited after the date hereof, the Board shall be permitted to engage in discussions or negotiations, and provide information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal for the purpose of explaining or supplementing the Company’s due diligence materials, if and only to the extent that:

(i)	the Company has provided the Acquiror with the notice required by Section 6.2 in respect of such Acquisition Proposal and with at least 48 hours prior written notice of its decision to engage in any such discussions or negotiations or to provide any such information;

(ii)	the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws;

(iii)	prior to providing any information or data, the Board receives from such Person an executed non-disclosure and standstill agreement that contains provisions that are not less favorable to the Company than those contained in the Confidentiality Agreement and not more favorable to the Person making such Acquisition Proposal than those which apply to the Acquiror under the Confidentiality Agreement, and the Company sends an executed copy of any such non-disclosure agreement to the Acquiror promptly upon its execution and prior to any non-public information being provided to such Person;

(iv)	prior to providing any information or data that has not been provided to the Parent, the Company provides such information to the Parent;

(v)	the Acquiror is provided promptly with a list of any information provided to such Person; and

(vi)	access to information with respect to the Company and its Subsidiaries in respect of one or more Acquisition Proposals made by that Person or persons acting jointly or in concert with such Person shall not continue for a period in excess of thirty days in the aggregate.

(b)	Notwithstanding Sections 6.1(a) and 6.1(b), the Company may (i) enter into an agreement (in addition to a confidentiality agreement contemplated by Section 6.3(a)(iii)) with respect to an Acquisition Proposal that is a Superior Proposal, and/or (ii) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided in each case:

(i)	the Meeting has not occurred and the Company shall have complied with all of its obligations under this Article 6 (including having provided the Acquiror with the notice required by Section 6.2 in respect of such Acquisition Proposal);

(ii)	such Acquisition Proposal is a Superior Proposal;

(iii)	the Company has delivered written notice to the Acquiror of the determination of the Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Board to approve or recommend such Superior Proposal and the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement and all other documentation comprising the Acquisition Proposal to the extent not previously provided and all documentation relating to the Company’s valuation of any non-cash consideration included in the Acquisition Proposal (the “Superior Proposal Notice”);

(iv)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Acquiror, which five Business Day period is referred to herein as the “Match Period”;

(v)	if the Acquiror has offered to amend the provisions of the Arrangement and this Agreement during the Match Period pursuant to Section 6.3(c), the Acquisition Proposal continues to be a Superior Proposal compared to the Arrangement and this Agreement as proposed to be amended by the Acquiror as of immediately prior to the termination of the Match Period; and

(vi)	the Company terminates this Agreement pursuant to Section 10.1(e) and the Company concurrently makes the Termination Payment to the Acquiror (with the receipt by the Acquiror of such Termination Payment being a condition to the effectiveness of any such termination).

(c)	During the Match Period, the Parent and the Acquiror shall have the right, but not the obligation, to offer to amend the provisions of the Arrangement and this Agreement. The Company shall cooperate with the Parent and the Acquiror with respect to any such offer and shall negotiate in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the

Acquiror and the Parent to proceed with the Arrangement and any related transactions on such adjusted terms. The Board shall review any such offer by the Acquiror or the Parent to amend the provisions of the Arrangement and this Agreement in order to determine whether the Acquiror’s or the Parent’s offer to amend the provisions of the Arrangement and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the provisions of the Arrangement and this Agreement offered by the Acquiror or the Parent. If the Acquisition Proposal would cease to be a Superior Proposal, the Company, the Parent and the Acquiror shall enter into an amendment to this Agreement reflecting the offer by the Acquiror or the Parent to amend the provisions of the Arrangement and this Agreement.

(d)	Nothing in this Agreement shall prevent the Board from responding through a directors’ circular or otherwise as required by Applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal, including to the extent the Board determines in good faith (after consultation with its outside counsel) that the failure to make such disclosure is reasonably likely to result in a breach of its fiduciary duties to the Shareholders under Applicable Law. In addition, nothing in this Agreement shall be deemed to prohibit the Company or the Board from (i) taking and disclosing to the Shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the 1934 Act or (ii) making any “stop-look-and-listen” communication to the Shareholders pursuant to Rule 14d-9(f) under the 1934 Act; provided that, in the case of a disclosure pursuant to (A) clause (i) of this paragraph that is not a “stop-look-and-listen” communication to the Shareholders pursuant to Rule 14d-9(f) under the 1934 Act or (B) the first sentence of this paragraph, the Board shall expressly reaffirm its recommendation of the Arrangement in such disclosure unless its approval or recommendation has been withdrawn, modified or qualified in accordance with Section 6.3(b).

(e)	If the Company provides the Acquiror with a Superior Proposal Notice on a date that is less than five Business Days prior to the Meeting, the Company will, at the request of the Acquiror, adjourn the Meeting to a date specified by the Acquiror that is not less than five Business Days and not more than 10 Business Days after the date the Superior Proposal Notice is provided to the Acquiror.

(f)	Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.3(b) and all of the provisions of Section 6.3(b) shall apply again to such new Acquisition Proposal.

(g)

The Board will promptly reaffirm its recommendation of the Arrangement Resolution and the Arrangement by press release after any of (i) an Acquisition Proposal is publicly announced or made and the Board determines it is not a Superior Proposal, (ii) the Board determines that a proposed amendment to the terms of the Arrangement pursuant to Section 6.3(c) would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as of immediately prior to the termination of the Match Period, and (iii) except in the case of a Superior Proposal, the Acquiror, acting reasonably, requests reaffirmation of such recommendation by the Board. The Parent and the Acquiror will be given a reasonable opportunity to review and comment on the form and content of any such press release.

(h)	The Company shall ensure that its Subsidiaries and its and their Representatives are aware of the provisions of this Article 6, and the Company shall be responsible for any breach of this Article 6 by such Subsidiaries and Representatives as if such Subsidiaries and Representatives were parties hereto agreeing to the same restrictions as the Company.

ARTICLE 7

COVENANTS RELATING TO REGULATORY APPROVALS

7.1	Regulatory Filings and Approvals

(a)	As soon as reasonably practicable after the date hereof, each party shall make all necessary or advisable filings, applications and submissions with Governmental Authorities under all Applicable Laws in respect of the Transactions, and the Parent or the Acquiror shall pay all filing fees and related fees necessary in connection therewith. Each party shall provide such additional information and make or cause to be made such additional filings reasonably required by any Government Authority in respect of the Transactions, and shall comply at the earliest practicable date with any request for additional information or documentary material received by the Parent, the Acquiror, the Company or any of their Affiliates from any Government Authority concerning the Transactions.

(b)	Each party shall use its commercially reasonable efforts to promptly obtain all consents, approvals, authorizations or waivers required to be obtained by it from Government Authorities in respect of the Transactions (including participating and appearing in any proceedings before Government Authorities) and to avoid or resolve any suit or threatened suit so as to permit the consummation of the Transactions on a timely basis.

(c)	Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed that, in connection with obtaining all consents, approvals, authorizations or waivers required or advisable from Government Authorities in respect of the Transactions:

(i)	no Party shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction, order or other Applicable Law, whether temporary, preliminary or permanent; and

(ii)

the Parent and the Acquiror shall not be under any obligation to enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Parent or any of its affiliates or the Company or any of its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of the Parent or any of its Affiliates to freely conduct their business or own such assets, or (C) the holding separate of the Common Shares or any limitation or regulation on the ability of the Parent or any of its affiliates to exercise full rights of ownership of the Common Shares.

7.2	Cooperation Regarding Regulatory Filings and Approvals

(a)	Subject to Applicable Laws, each party shall promptly inform the other of any material, applicable, communication received by that party from any Government Authority regarding the Transactions;

(b)	The parties shall not agree to participate in any substantive meeting or discussion with any Government Authority or any representative thereof in respect of any filings, investigation or inquiry concerning the Transactions, whether oral or in person, unless it consults with the other party in advance and, to the extent permitted by any Government Authority or any representative thereof, gives the other party the opportunity to attend and participate therein; and if that participation is either declined or not permitted, furnishes promptly thereafter a memorandum setting forth the material terms of that meeting or those discussions;

(c)	Subject to Applicable Laws, each party shall, upon the reasonable request of another party, use commercially reasonable efforts to furnish such party with all reasonable information concerning itself, its Affiliates, Representatives and shareholders and such other matters as may be reasonably necessary in connection with any correspondence, filing or communication between them and their Affiliates and their respective Representatives, on the one hand, and any Government Authority or any Representative thereof, on the other hand, with respect of this Agreement and the Transactions; and

(d)	Subject to Applicable Laws relating to the exchange of information, each party agrees to furnish the other party in advance with copies of all correspondence, filings and communications between them and their Affiliates and their respective Representatives, on the one hand, and any Government Authority or any Representative thereof, on the other hand, with respect of this Agreement and the Transactions and provide the other party a reasonable opportunity to comment thereon and agrees to consider those comments in good faith.

ARTICLE 8

OTHER COVENANTS

8.1	Pre-Acquisition Reorganizations

(a)

Subject to Applicable Laws, the Company shall and, where appropriate, shall cause its Subsidiaries to, effect such reorganizations of the business, operations and assets of the Company and its Subsidiaries or such other transactions as the

Acquiror may request (each a “Pre-Acquisition Reorganization”), and co-operate with the Acquiror and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that the Company shall not be required to carry out any Pre-Acquisition Reorganization which: (i) would impede or materially delay the completion of the Arrangement; (ii) would expose the Company (in the event the Arrangement is not completed) to additional adverse Tax consequences that it would not otherwise be exposed to in the absence of completing the Pre-Acquisition Reorganization; (iii) would require the Company or any of its Subsidiaries to contravene any Applicable Law or any Material Contract; or (iv) cannot be unwound in the event the Arrangement is not consummated without adversely affecting the Company in any material manner. The Acquiror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least three Business Days prior to the Effective Time. Upon receipt of such notice, the Acquiror and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization as close as reasonably practicable prior to the Effective Time, or such other time as may be agreed to by the Acquiror. The Acquiror acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Acquiror and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

(b)	The Company will not, and will cause its Subsidiaries not to, undertake any reorganization or enter into any transactions or series of transactions that would be reasonably likely to have the effect of preventing the Acquiror from obtaining the benefit of a full tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of the non-depreciable capital properties owned by the Company and its Subsidiaries as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with, and obtaining the approval of, the Acquiror on the same. Without limiting the generality of the foregoing, the Company acknowledges that the Acquiror may enter into transactions designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by the Acquiror in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of such transactions or any such other reorganizations or transactions as is reasonably requested by the Acquiror.

8.2	Option Plan and RSP Plan

Subject to Applicable Laws, the Company agrees to make any required amendments to each of the Option Plan and the Options outstanding thereunder and to take any other further action deemed necessary by the Company to allow for the termination and cancellation of the Option Plan and the Options as contemplated under the Arrangement and Section 2.3 of this Agreement. In connection therewith, the Board shall adopt such resolutions or take such other actions as may be required to adjust the terms of all outstanding Options, whether vested or unvested, as necessary to provide that, at the Effective Time, each Option outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive the cash payment described in Section 2.3(b) of this Agreement and make such other changes to the Option Plan and any other applicable benefit plan of the Company or any of its Subsidiaries as the Company and Parent may agree are appropriate to give effect to the Arrangement on the terms set forth herein and in the Plan of Arrangement. In addition, the Board shall take such actions as may be required to terminate the RSP Plan immediately prior to the Effective Date. The Company shall ensure that following the Effective Time, no holder of Options or other stock-based awards (or former holder of any Option or other stock-based award) or any current or former participant in any benefit plan of the Company or any of its Affiliates (including pursuant to the RSP Plan) shall have any right thereunder to acquire any capital stock of the Company or any of its Subsidiaries or any other equity interest therein (including “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units).

8.3	Further Assurances

Except as otherwise provided in this Agreement, each party agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions set out in Article 9 to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated herein and (b) for the discharge by each party of its respective obligations under this Agreement, the Interim Order, the Arrangement and the Final Order, including its obligations under Applicable Laws, in each case including the execution and delivery of such documents as another party hereto may reasonably require. Each of the parties hereto, where appropriate, shall reasonably cooperate with the other party in taking such actions. From time to time, as and when reasonably requested by any Party, the other Party shall execute and deliver or cause to be executed and delivered all such documents and instruments and shall take or cause to be taken all such further or other actions to implement or give effect to the Transactions, provided such documents, instruments or actions are consistent with the provisions of this Agreement and accepted industry practices. All such further documents, instruments or actions shall be delivered or taken at no additional consideration other than reimbursement of any expenses reasonably incurred by the Party providing such further documents or instruments or performing such further acts, by the Party at whose request those documents or instruments were delivered or acts performed.

8.4	Public Statements

The parties shall issue a joint press release with respect to this Agreement and the Arrangement as soon as practicable, in a form acceptable to each party acting reasonably on a timely basis. No

Party will make any other press release respecting the existence of this Agreement, the contents hereof or the Transactions contemplated hereby without the consent of the other Party, except to the extent the other Party unreasonably withholds or delays consent; provided that the foregoing shall not restrict disclosures by any Party or its Affiliates:

(a)	to the extent that those disclosures are required by Applicable Laws;

(b)	to Government Authorities and Third Parties holding preferential rights to purchase, rights of consent or other rights that may be applicable to the Transactions contemplated by this Agreement, as reasonably necessary to provide notice, seek waivers amendments or terminations of those rights, or seek such consents; or

(c)	to its Related Parties or financing sources.

Each Party shall be responsible for the compliance of its respective Related Parties with the terms of this Section 8.4. A Party that proposes to make such a press release shall, to the extent reasonably possible, provide the other Party with a draft of that release at least one Business Day prior to its release to enable the other Party to review that draft and advise of any comments it may have with respect thereto. The Party proposing to make the press release will not unreasonably refuse to incorporate the requested changes in the public announcement except to the extent its counsel advises that doing so will result in non-compliance with Applicable Law. The Company will file such press release, together with a material change report in prescribed form, with applicable Government Authorities in each province of Canada in which it is a reporting issuer (or equivalent) under Applicable Securities Laws.

The Company and the Parent agree to co-operate in the preparation of presentations, if any, to securityholders of the Company regarding the Arrangement.

8.5	Directors and Officers Insurance

(a)	At any time after the date hereof and prior to the Effective Time, the Company shall be entitled to obtain a directors’ and officers’ insurance policy for all present and former directors and officers of the Company and its Subsidiaries that are covered under the Company’s current directors’ and officers’ insurance policies, covering claims in respect of acts or omissions in their capacity as directors or officers of the Company occurring prior to the Effective Date made prior to or within six years after the Effective Date providing coverage for such persons on terms comparable to those contained in the current insurance policies, provided that the aggregate cost therefore does not exceed 200% of the annual cost to the Company of the Company’s current directors’ and officers’ insurance policy, net of any refund from the Company’s current directors’ and officers’ insurance policies and that the Company shall have consulted with the Parent as to the pricing and scope of such insurance.

(b)	The Acquiror agrees that all rights to indemnification or exculpation existing in favor of the directors or officers of the Company or any of its Subsidiaries as provided in the Company’s articles or by-laws or any indemnification agreement as at the date of this Agreement shall survive the Arrangement and shall continue in full force and effect for a period of six years from the Effective Date.

8.6	Convertible Debentures

(a)	The Acquiror shall or shall cause the Company to satisfy all of the Company’s obligations under the Indenture arising in connection with or at any time following the implementation of the Arrangement, including complying with its obligations under the Indenture to make offers to Debentureholders required in connection with a “Change of Control” or “Cash Change of Control” (as such terms are used in the Indenture).

(b)	If requested by the Acquiror prior to the Effective Date, the Company shall use commercially reasonable efforts to obtain, at the Acquiror’s expense, all waivers, consents and approvals from the Debentureholders under the Indenture to amend the obligations of the Company thereunder, pursuant to a consent solicitation or otherwise, in each case in such form and covering such matters as the Parent shall request.

8.7	Covenants of the Parent

Subject to the terms and conditions of this Agreement, the Parent hereby unconditionally and irrevocably guarantees, as a direct obligation, that the Acquiror shall duly perform each and every one of its obligations under this Agreement, including all payment obligations pursuant to this Agreement and the Plan of Arrangement. The guarantee and obligations of the Parent pursuant to this Section 8.7 shall terminate at the Effective Time.

8.8	Information Rights

The Company agrees, upon reasonable notice, to continue to provide the Parent, the Acquiror and their Representatives with reasonable access without unreasonable disruption to the conduct of the Company’s business during normal business hours to the books, records, information and files in the Company’s possession and control (including Tax Returns and Tax work papers), and access (upon reasonable advance notice during normal business hours and with, at the Company’s option, a Company representative present) to its personnel on an as requested basis, as well as reasonable access to the properties of the Company and each of its Subsidiaries, for strategic planning purposes. The Company shall cooperate with the Parent and the Acquiror to promptly provide, without unreasonable disruption to the conduct of the Company’s business, any information that they reasonably request. The foregoing shall be subject to the Confidentiality Agreement and nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to Applicable Law.

8.9	Shareholder Claims

The Company shall promptly notify the Acquiror and the Parent of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company in connection with any of the Transactions. The Company shall consult with the Acquiror and the Parent prior to settling any such claim and shall not settle or compromise, or agree to settle or compromise, any such claim without the prior written consent of the Parent and the Acquiror, such consent not to be unreasonably withheld or delayed.

8.10	Benefit Plans

Prior to the Effective Time (but not earlier than five (5) Business Days prior to the Effective Time), the Company shall (unless otherwise instructed by the Parent prior to the taking of such actions) take all such actions as are necessary, including without limitation, adoption of board resolutions or consents dated no later than the day immediately prior to the Effective Time, to terminate the Company’s and its Subsidiaries’ 401(k) Plans, effective no later than the day immediately prior to the Effective Time.

8.11	Employee Obligations

Each of the Parent and the Acquiror hereby covenant and agree that, immediately after the Effective Time, the Parent and the Acquiror will cause the Company and any successor to the Company, to honor and comply in all material respects with the terms of those existing employment agreements and termination, severance and retention obligations of the Company which the Company has disclosed to the Parent and the Acquiror in Schedule 22(e) of the Disclosure Letter and Schedule E, respectively.

8.12	Covenants Regarding the Performance of Obligations

Without limiting the generality of its obligations set forth in Section 8.3, the Company shall and, where appropriate, shall cause its Subsidiaries to:

(a)	use commercially reasonable efforts to obtain the Requisite Shareholder Approval, including submitting the Arrangement Resolution for approval by the Shareholders at the Meeting;

(b)	promptly advise the Parent in writing of any event, change or development that has resulted in, or that to the knowledge of the Company, would reasonably be expected to constitute, a Material Adverse Change;

(c)	promptly notify the Parent in writing of (i) any written notice or other communication received by it from any Third Party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or default under (A) any Material Contract to which the Company or any of its Subsidiaries is a party or (B) any other contract, agreement or arrangement to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, or (ii) any written notice or other communication received by the Company or any of its Subsidiaries from any Third Party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent or waiver of such Third Party is or may be required in connection with the Transactions;

(d)	use commercially reasonable efforts to assist in effecting the resignations of the Company directors;

(e)	at the request of the Parent, use commercially reasonable efforts to obtain all other third person consents, waivers, permits, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions; and

(f)	provide lists of beneficial and registered holders of the Common Shares and Convertible Debentures and any geographical reports prepared by its transfer agent in the possession of the Company and a list of holders of the Options, as well as a security position listing from each applicable depositary, and deliver any such lists to the Parent promptly following the date hereof and promptly deliver to the Parent upon demand thereafter supplemental lists setting out changes thereto.

8.13	Financing

Each of the Parent and the Acquiror agree to use commercially reasonable efforts to fulfill, or cause to be fulfilled, the conditions that are within its control for funding and closing of the Financing for the Parent’s and the Acquiror’s consummation of the Transactions. The Company agrees to provide, and to cause its officers, employees and advisors to provide, upon the reasonable request of the Parent or the Acquiror, all reasonable cooperation in connection with the arrangement of the Financing for the Parent’s and the Acquiror’s consummation of the Transactions.

8.14	Rule 16b-3

Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act to the extent permitted by Applicable Laws.

ARTICLE 9

CONDITIONS

9.1	Reciprocal Conditions

The obligations of the Company, the Parent and the Acquiror to complete the transactions contemplated herein are subject to fulfillment of the following conditions on or before the Effective Time:

(a)	the Interim Order and the Final Order shall each have been obtained and shall not have been set aside or modified in a manner unacceptable to any of the Parent, the Acquiror or the Company, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the Shareholders at the Meeting in accordance with the Interim Order;

(c)	no Government Authority shall have after the date of this Agreement enacted, issued, promulgated, made, enforced or entered, any Applicable Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement; and

(d)	this Agreement shall not have been terminated pursuant to Article 10.

The foregoing conditions are for the benefit of each of the Company and the Acquiror and may be waived, in whole or in part, only in writing by the Parent, the Acquiror and the Company at any time.

9.2	Company Conditions

The obligations of the Company to complete the transactions contemplated herein are subject to the fulfillment of each of the following conditions on or before the Effective Time or such other time as specified below:

(a)	each of the Parent and the Acquiror shall have provided a certificate of an executive officer confirming that the conditions set forth in Section 9.2(b) and Section 9.2(c) have been satisfied;

(b)	the Parent and the Acquiror shall have performed or complied in all material respects with all of its respective obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the Effective Time, including obtaining the Financing or alternative financing allowing it to pay the Consideration, except to the extent that such non-compliance does not have an adverse effect on the Parent’s or the Acquiror’s ability to complete the Transactions in accordance with the provisions of this Agreement; and

(c)	the representations and warranties of the Parent and the Acquiror in this Agreement (including Schedule C to this Agreement) qualified by materiality shall be true and correct in all respects when made and as of the Effective Time (or in the case of representations and warranties made only as of a specified date, such representations and warranties shall be true and correct as of such specified date) and the representations and warranties of the Parent and the Acquiror in this Agreement not so qualified by materiality shall be true and correct in all material respects when made and as of the Effective Time (or in the case of representations and warranties made only as of a specified date, such representations and warranties shall be true and correct as of such specified date).

The foregoing conditions precedent are for the benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time. The Company may not rely on the failure to satisfy any of the conditions in Section 9.2 if the condition was not satisfied solely as a result of a material default by the Company in complying with its obligations under this Agreement.

9.3	Acquiror and Parent Conditions

The obligations of the Acquiror and the Parent to complete the transactions contemplated herein are subject to the fulfillment of each of the following conditions on or before the Effective Time or such other time as specified below:

(a)	the Company shall have provided a certificate to the Parent and the Acquiror of an executive officer confirming that each of the conditions set forth in Sections 9.3(b) through 9.3(i) have been satisfied;

(b)	the Company shall have performed or complied in all material respects with all of its obligations, covenants and agreements contained in this Agreement to be performed or complied with by the Company at or prior to the Effective Time;

(c)	(i) the representations and warranties of the Company contained in Sections 4, 5 and 35 of Schedule D shall be true and correct in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date) and (ii) the other representations and warranties of the Company in this Agreement and the Plan of Arrangement (including Schedule D to this Agreement) qualified by materiality or Material Adverse Effect shall be true and correct in all respects when made and as of the Effective Time (or in the case of representations and warranties made only as of a specified date, such representations and warranties shall be true and correct as of such specified date) and the representations and warranties of the Company not so qualified by materiality or Material Adverse Effect shall be true and correct in all material respects when made and as of the Effective Time (or in the case of representations and warranties made only as of a specified date, such representations and warranties shall be true and correct as of such specified date);

(d)	from the date hereof and up to and including the Effective Date, there shall have been no fact, event, change, development, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(e)	Dissent Rights shall not have been exercised in respect of more than 5% of the Common Shares calculated on a fully-diluted basis;

(f)	the Board shall (i) have adopted all necessary resolutions, and all other necessary corporate action shall been taken by the Company and its Subsidiaries to permit the consummation of the Arrangement, and (ii) the Board shall not have approved or recommended any Acquisition Proposal;

(g)	subject to the terms of this Agreement, the Board shall not have withdrawn, modified, qualified or changed in a manner adverse to the Acquiror, or publicly stated that it intends to withdraw, modify, qualify or change in a manner adverse to the Acquiror its recommendation to Shareholders that they vote in favor of the Arrangement Resolution;

(h)	no Make Whole Premium (as defined in the Indenture) shall be payable (or would be payable if any Convertible Debentures were converted into Common Shares in accordance with their terms whether or not such conversion right is actually exercised) in respect of any Convertible Debentures at any time from the date hereof through the Effective Date;

(i)	Option Cancellation Agreements with each Optionholder in respect of all of the Options shall be valid and in full force and effect, without any amendment, modification or waiver thereto;

(j)	the proceeds of the Financing shall have been received by the Parent or the Acquiror;

(k)	the Company shall have performed or complied in all respects with all of its obligations, covenants and agreements contained in Section 5.2(j) of this Agreement; and

(l)	at the Effective Time, no Claim by any Governmental Authority shall be pending before any Government Authority seeking to restrain or prohibit the Transactions or to obtain material damages or other relief in connection with the consummation of the Transactions, and no such Claim by any other Person shall be pending if such Claim would be reasonably likely to be successful.

The foregoing conditions precedent are for the benefit of the Acquiror and the Parent and may be waived, in whole or in part, only by the Acquiror and the Parent in writing at any time. The Acquiror and the Parent may not rely on the failure to satisfy any of the conditions in Section 9.3 if the condition was not satisfied solely as a result of a material default by the Acquiror or the Parent in complying with their obligations under this Agreement.

9.4	Notice and Cure Provisions

Each Party will give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of facts of which it is aware which occurrence or failure would or would be reasonably likely to:

(a)	cause any of the representations or warranties of any such Party contained herein to be untrue or inaccurate in any material respect at any time from the date hereof until the Effective Time;

(b)	result in the failure to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by such Party at or prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in its favor contained in Sections 9.1, 9.2 or 9.3, as the case may be.

Subject as herein provided, the Parent, the Acquiror or the Company may elect not to complete the transactions contemplated hereby pursuant to the non-fulfillment of any conditions in its favor contained in Sections 9.1, 9.2 or 9.3 or exercise any termination right arising therefrom; provided, however, that (i) forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, the party intending to rely thereon has delivered a written notice to the other parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be and (ii) if any such notice is delivered, and a party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other party may not terminate this Agreement until the expiration of a period of 30 days from such notice if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Meeting, the Company shall have the right, but not the obligation, to postpone the Meeting until the expiry of such period. No notification provided to the Parent or the Acquiror under this Section 9.4 or Section 8.12 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and the Acquiror to consummate the Transactions or the remedies available to the parties hereunder.

9.5	Merger of Conditions

The conditions in Sections 9.1, 9.2 and 9.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated herein and the issuance of a certificate of arrangement under the ABCA in respect thereof.

ARTICLE 10

TERMINATION

10.1	Termination

This Agreement may be terminated at any time prior to the Effective Time by written notice to the other parties hereto (other than in the case of Section 10.1(a)):

(a)	by mutual written agreement of the Acquiror, the Parent and the Company;

(b)	by the Acquiror or the Company, if:

(i)	the Shareholders do not approve the Arrangement Resolution at the Meeting in the manner required by the Interim Order;

(ii)	the Effective Date has not occurred on or prior to May 1, 2014, other than as a result of (A) the breach by such party (or by the Parent if such party is the Acquiror) of any covenant or obligation under this Agreement, (B) any representation or warranty of such party (or by the Parent if such party is the Acquiror) in this Agreement being untrue or incorrect or (C) the operation of Section 9.4; or

(iii)	any Government Authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the

Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(c)	by the Acquiror, if:

(i)	the Company does not mail the Circular in accordance with this Agreement and the Interim Order on or before January 15, 2014, or, if later, fifteen Business Days after the SEC Resolution Date;

(ii)	there is a Change in Recommendation;

(iii)	subject to Section 9.4, the Company is in default of a covenant or obligation hereunder, such that any condition in Sections 9.1 or 9.3 would be incapable of satisfaction, provided that neither the Parent nor the Acquiror is then in breach of this Agreement in a manner that would cause the conditions in Section 9.2 to not be satisfied; or

(iv)	subject to Section 9.4, any representation or warranty of the Company under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 9.3(c) would be incapable of satisfaction, provided that neither the Acquiror nor the Parent is then in breach of this Agreement in a manner that would cause any of the conditions in Section 9.2 to not be satisfied;

(d)	by the Company, if:

(i)	subject to Section 9.4, the Parent or the Acquiror is in default of a covenant or obligation hereunder, such that any condition in Sections 9.1 or 9.2 would be incapable of satisfaction, provided that the Company is not then in breach of this Agreement in manner that would cause any of the conditions in Section 9.3 to not be satisfied; or

(ii)	subject to Section 9.4, any representation or warranty of the Parent or the Acquiror under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 9.2(c) would be incapable of satisfaction, provided that the Company is not then in breach of this Agreement in a manner that would cause any of the conditions in Section 9.3 to not be satisfied; or

(e)	by the Company, if prior to the approval of the Arrangement Resolution by the Shareholders, the Board authorizes the Company, subject to complying with the terms of Article 6, to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal.

10.2	Termination Payments

(a)	The Parent shall be entitled to a payment of $2,000,000 (the “Termination Payment”) upon the occurrence of any of the following events (each a “Termination Payment Event”) which shall be paid by the Company within the time specified in respect of each such Termination Payment Event:

(i)	this Agreement is terminated by the Company pursuant to Section 10.1(e), in which case the Termination Payment shall be paid contemporaneously with, and as a condition to, such termination;

(ii)	this Agreement is terminated by the Acquiror pursuant to Section 10.1(c), in which case the Termination Payment shall be paid on the first Business Day immediately following such termination by the Acquiror; or

(iii)	this Agreement is terminated by the Company or the Acquiror pursuant to Section 10.1(b)(i) or Section 10.1(b)(ii), in each case if on or after the date hereof and prior to the termination of this Agreement, an Acquisition Proposal is publicly announced or otherwise publicly disclosed and not publicly withdrawn or abandoned within five Business Days prior to the Meeting, and within twelve months following the termination of this Agreement (A) any Acquisition Proposal is consummated, (B) an agreement to consummate any Acquisition Proposal is entered into or (C) the Board approves or recommends any Acquisition Proposal, and in the case of (B) or (C), such Acquisition Proposal is consummated, in which case the Termination Payment shall be paid promptly on the earliest of the date such Acquisition Proposal is consummated.

(b)	The Termination Payment shall be paid by the Company to the Parent by wire transfer in immediately available funds to an account specified by the Parent. The Company shall not be obligated to make more than one Termination Payment pursuant to this Section 10.2.

(c)	In the event that the Company terminates this Agreement at a time when the Parent or the Acquiror would have had the right to terminate this Agreement and be entitled hereunder to receive the Termination Payment, the Parent shall be entitled to receipt of the Termination Payment that would have been (or would have subsequently become) payable had the Acquiror terminated this Agreement at such time. In the event that the Acquiror or the Parent terminates this Agreement at a time when the Company would have had the right to terminate this Agreement and be entitled hereunder to receive the Reverse Termination Payment, the Company shall be entitled to receipt of the amount that would have been (or would have subsequently become) payable had the Company terminated this Agreement at such time.

(d)	If the Company fails to pay the Termination Payment when due hereunder, and, in order to obtain such payment, the Parent commences a suit that results in a judgment against the Company for such amount, the Company shall pay the reasonable costs and expenses (including fees and expenses of legal counsel) incurred by the Parent in connection with such suit. If the Parent fails to pay the Reverse Termination Payment when due hereunder, and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Parent for such amount, the Parent shall pay the reasonable costs and expenses (including fees and expenses of legal counsel) incurred by the Company in connection with such suit.

(e)	The Parent may assign its right to receive the Termination Payment to any of its Affiliates, including the Acquiror.

(f)	In the event that, prior to a Termination Payment Event, this Agreement is terminated by the Company pursuant to Section 10.1(d), then the Parent shall pay or cause to be paid to the Company by wire transfer in immediately available funds to an account designated by the Company an amount equal to $2,000,000 (the “Reverse Termination Payment”) on the first Business Day immediately following such termination by the Company.

10.3	Acknowledgement

Each of the Parties acknowledges that the agreements contained in Section 10.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the Termination Payment and the Reverse Termination Payment set out in Section 10.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Parent or the Company, as applicable, will suffer or incur as a result of the event giving rise to such payment and the resulting termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each Party agrees that the payment of the Termination Payment or Reverse Termination Payment, as applicable, in accordance with Section 10.2 is the sole monetary remedy of such Party in respect of the event giving rise to the payment (subject to Section 10.2(d)). The Parties shall also have the right to injunctive relief and other equitable relief in accordance with Section 10.4 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement. Notwithstanding the foregoing, nothing in this Section 10.3 shall relieve any party to this Agreement of liability for willful, knowing or intentional breach.

10.4	Remedies

Subject to Section 10.3, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its Representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

10.5	Consequential Damages

Notwithstanding any other provision herein, other than with respect to an intentional or willful breach, in no event shall a party hereto be liable for damages or losses in respect of the covenants, agreements, representations, warranties and indemnities contained in this Agreement or in any certification, agreement or other document furnished pursuant to this Agreement which are consequential, indirect or punitive damages or losses (including any special or incidental loss of any kind and any lost profits) suffered, sustained, paid or incurred by another party or its respective Representatives.

10.6	Effect of Termination

If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 10.6, Section 10.2, Section 10.3, Section 10.4, Section 10.5, Section 11.3, Section 11.4, Section 11.6 and Section 11.8 (including all related definitions set forth herein and any related provisions necessary to give effect to such surviving provisions) shall survive such termination.

ARTICLE 11

GENERAL PROVISIONS

11.1	Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.2	Waiver

Except as otherwise provided in this Agreement, no failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. Except as otherwise provided in this Agreement, no waiver of any provision of this Agreement, including, this Section 11.2, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

11.3	Expenses; Advisors

Except as specifically provided herein, all legal and other costs and expenses in connection with this Agreement and the Transactions shall be paid by the Party which incurred the same.

11.4	Notices

Any notice, consent, waiver, direction or other communication required, permitted or contemplated hereunder shall be in writing and sent by personal service or facsimile and shall be deemed received when delivery or reception of the transmission is complete except that, if such delivery or transmission is sent on a day other than a Business Day, or on or after 4:00 p.m. (Calgary, Alberta Time) on a Business Day, such notice or communication shall be deemed to be received on the next Business Day. A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party in accordance with the foregoing.

The address for service for each of the parties shall be as follows:

(a)	if to the Parent:

Petroflow Energy Corporation

525 S. Main Street, Suite 1120

Tulsa, Oklahoma 74103

Attention: Louis G. Schott

Fax: (918) 592-1030

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

Attention:	R. Scott Falk, P.C.
Roger D. Rhoten

Fax: (312) 862-2200

(b)	if to the Acquiror:

c/o Petroflow Energy Corporation

525 S. Main Street, Suite 1120

Tulsa, Oklahoma 74103

Attention: Louis G. Schott

Fax: (918) 592-1030

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

Attention:	R. Scott Falk, P.C.
Roger D. Rhoten

Fax: (312) 862-2200

(c)	if to the Company:

Equal Energy Ltd.

2700, 500 - 4th Avenue S.W.

Calgary, Alberta T2P 2V6

Attention: Don Klapko, President and CEO

Fax: (403) 263-0262

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

4300 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention:	Chris Nixon
Brad Squibb

Fax: (403) 266-9034

Email:	cnixon@stikeman.com
bsquibb@stikeman

11.5	Severability

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless such finding materially impairs the economic benefits or protections to be derived by a Party from the Transactions taken as a whole, in which case the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

11.6	Entire Agreement

The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. This Agreement supersedes all other agreements, documents, writings and verbal understandings between the Parties relating to the subject matter hereof, other than the Confidentiality Agreement, and other than the Confidentiality Agreement, expresses the entire agreement of the Parties with respect to the subject matter hereof. In the event of a conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall govern as between the Parties.

11.7	Assignment

This Agreement may not be assigned by any party without the prior written consent of the other parties (which consent may be unreasonably and arbitrarily withheld), except that the Parent or the Acquiror, upon prior written notice to the Company, may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement in connection with the Financing or (a) in the case of the Parent, to any direct or indirect wholly owned Subsidiary of the Parent or (b) in the case of the Acquiror, to the Parent or to any direct or indirect wholly owned Subsidiary of the Parent, but no such assignment (i) shall relieve the Parent or the Acquiror, as applicable, of any of its obligations hereunder or (ii) materially impede or delay the consummation of the Transactions. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

11.8	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of Alberta in the City of Calgary with respect to any dispute, claim or other matter arising under this Agreement and irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of any such Claim and any right to trial by jury with respect to any Claim arising out of or relating to this Agreement. The Parties agree that final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Laws.

11.9	No Third Party Beneficiaries

Except as provided in Section 8.5, this Agreement is not intended to confer on any Person other than the parties any rights or remedies.

11.10	Time of Essence

Time shall be of the essence in this Agreement.

11.11	Counterparts

This Agreement may be executed by facsimile and in counterpart, no one copy of which need be executed by all the Parties. A valid and binding contract shall arise if and when counterpart execution pages (including as may be delivered by facsimile or in pdf form by other electronic means) are executed and delivered by the Parties.

11.12	Disclosure

Reference to any matter on any Schedule shall not be deemed to be an acknowledgment by the Company or to otherwise imply, that the matter meets or exceeds any applicable threshold of materiality or any other relevant threshold. Any matter disclosed on any Schedule shall be deemed to have been disclosed on each other Schedule and as an exception to each of the representations and warranties set forth in this Agreement to the extent the application of such matter to each other Schedule and representation and warranty is reasonably apparent on the face of such disclosure.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

PETROFLOW ENERGY CORPORATION

By:	/s/ Richard Menchaca
Name: Richard Menchaca
Title: President and CEO

PETROFLOW CANADA ACQUISITION CORP.

By:	/s/ Richard Menchaca
Name: Richard Menchaca
Title: President

EQUAL ENERGY LTD.

By:	/s/ Don Klapko
Name: Don Klapko
Title: President and CEO

SCHEDULE “A”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless something in the subject matter or context is inconsistent therewith, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement (defined below) and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9 and the regulations promulgated thereunder from time to time in effect;

“Acquiror” means Petroflow Canada Acquisition Corp., a corporation incorporated under the laws of Alberta;

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with that specified Person; provided that, for the purposes of this definition, “control” (including with correlative meanings, “controlling,” “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

“Alberta Securities Act” means the Securities Act (Alberta) R.S.A. 2000, c. S-4 and the rules and regulations promulgated thereunder, as amended;

“Arrangement” means the proposed arrangement under the provisions of Section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement and any amendments thereto made in accordance with this Agreement and the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of Parent and the Company, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated December 6, 2013 between the Acquiror, the Parent and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Meeting in the form attached as Schedule “B” to the Arrangement Agreement;

“Beneficial Shareholders” means the Shareholders (including all Dissenting Shareholders) and beneficial holders of Common Shares;

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in both Oklahoma City, Oklahoma and Calgary, Alberta are open for the conduct of business;

“Company” means Equal Energy Ltd., a corporation incorporated under the laws of Alberta;

“Circular” means the notice of the Meeting and accompanying information circular and proxy statement, including all schedules, appendices and exhibits thereto, to be prepared and sent to, among others, the Shareholders in connection with the Meeting, as supplemented or otherwise amended from time to time in accordance with the terms of the Arrangement Agreement;

“Common Shares” means the common share in the shares capital of the Company (including, for the avoidance of doubt, outstanding and vested restricted shares under the RSP Plan, as such shares become outstanding Common Shares by their terms upon vesting);

“Consideration” means $5.43 in cash per Common Share, subject to adjustment pursuant to Section 2.3;

“Convertible Debentures” means the Cdn.$45,000,000 of convertible unsecured junior subordinated debentures of the Company issued on February 9, 2011, bearing interest at 6.75% per annum and convertible at the option of the holders thereof into Common Shares at a conversion price of Cdn.$8.64 per Common Share;

“Court” means the Court of Queen’s Bench of Alberta;

“Debentureholders” means the holders of Convertible Debentures shown from time to time on the registers or accounts maintained by or on behalf of the Debenture Trustee or any Person in possession of Convertible Debentures in bearer form;

“Depositary” means Olympia Trust Company, as depositary;

“Dissent Rights” has the meaning set out in Section 3.1;

“Dissenting Shareholder” means a registered holder of Common Shares who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such holder;

“Effective Date” means the date of the filing of the Final Order with the Registrar giving effect to the Arrangement;

“Effective Time” means the first moment in time in Calgary, Alberta on the Effective Date, or such other moment in time in Calgary, Alberta on the Effective Date as the Acquiror and the Company, each acting reasonably, may agree in writing prior to the Effective Date;

“Encumbrance” means a lien, mortgage, pledge, claim, option, encumbrance, cloud on title, charge, Security Interest, penalty, royalty, burden, net profits interest, production payment, overriding royalty interest, carried working interest, or other adverse claim;

“Final Order” means the final order of the Court in a form acceptable to the Company and the Acquiror, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Acquiror, each acting reasonably) on appeal;

“Interim Order” means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA in a form acceptable to the Company and the Acquiror, each acting reasonably, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be affirmed, amended or modified by the Court with the consent of the Company and the Acquiror, each acting reasonably;

“Letter of Transmittal” has the meaning set out in Section 2.11 of the Arrangement Agreement;

“Meeting” means the special meeting of Shareholders to be called and held in accordance with the Interim Order and the Arrangement Agreement to consider and vote on the Arrangement Resolution, including any adjournments or postponements thereof;

“Option Plan” means the Equal Energy Ltd. Stock Option Plan effective as of May 31, 2010, as amended from time to time;

“Optionholders” means holders of the Options shown from time to time in the registers or accounts maintained by or on behalf of the Company;

“Options” means options to purchase Common Shares issued pursuant to the Option Plan that are outstanding and unexercised immediately prior to the Effective Time;

“Ordinary Course” means, with respect to an action or actions taken by a Person, that such action or actions is or are consistent with generally accepted industry practice and the past practices of such Person and is or are taken in the ordinary course of normal day-to-day operations of such Person;

“Parent” means Petroflow Energy Corporation, a corporation existing under the laws of Delaware;

“Permitted Dividend” means the $0.05 per Common Share Ordinary Course dividend declared on November 14, 2013 and payable on December 20, 2013 to holders of record on December 2, 2013 (subject to equitable downward adjustment on a per share basis if the Common Shares outstanding on the date hereof are increased, changed into or exchanged for a greater number of common shares of the Company by means of one or more stock splits, subdivisions, re-classifications, share distributions or similar events, such that any such increase in the number of Common Shares shall not increase the aggregate amount of any such one-time dividend as compared to the amount that would have been paid on an aggregate basis had such stock splits, subdivisions, re-classifications, share distributions or similar events not occurred); provided that no such dividend shall be deemed to be a Permitted Dividend if the payment of such dividend would cause the consolidated unrestricted cash balance of the Company to be less than the amount required to satisfy the Company’s and its Subsidiaries’ obligations as they become due and payable;

“Person” means any individual, sole proprietorship, partnership, limited partnership, corporation, limited or unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated association, trust, body corporate, Government Authority or any other entity, and including a natural person in the capacity as trustee, executor, administrator or other legal representative;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with the Arrangement, Agreement or upon the direction of the Court in the Final Order;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under section 263 of the ABCA;

“RSP Plan” means the restricted share and performance share incentive plan, effective May 31, 2010, pursuant to which Restricted Shares may be granted to directors, officers and employees of, and consultants to, the Company or any Affiliate thereof;

“RSP Plan Participants” means the Persons who hold Restricted Shares or other rights under and pursuant to the provisions of the RSP Plan;

“Security Interest” means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, or security interest whatsoever, but does not include a right of set-off or a set-off;

“Shareholders” means holders of the Common Shares shown from time to time on the registers maintained by or on behalf of the Company in respect of the Common Shares, or the beneficial owners thereof;

“Subsidiary” has the meaning set out in the Agreement; and

“Tax Act” means the Income Tax Act (Canada).

1.2	Construction

Unless otherwise stated or the context otherwise necessarily requires, in this Plan of Arrangement:

(a)	references herein to any agreement or instrument, including this Plan of Arrangement, shall be a reference to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time;

(b)	the terms “in writing” or “written” include printing, typewriting or facsimile transmission;

(c)	references to a statute shall be a reference to:

(i)	that enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and

(ii)	the regulations, bylaws or other subsidiary legislation made pursuant to that statute;

(d)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(e)	a reference to time herein or in any Letter of Transmittal shall, unless otherwise specified, refer to local time (Calgary, Alberta) unless otherwise stipulated herein;

(f)	“including”, “includes” and like terms means “including without limitation” and “includes without limitation”;

(g)	the terms “hereto”, “hereof,” “hereby,” “hereunder” and similar expressions refer to this Plan of Arrangement in its entirety and not to any particular Section or clause of this Plan of Arrangement;

(h)	the headings of Articles, Sections and paragraphs in this Plan of Arrangement are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement;

(i)	unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and paragraphs are to Articles, Sections and paragraphs of this Plan of Arrangement; and

(j)	where a term is defined herein, a capitalized derivative of that term shall have a corresponding meaning unless the context otherwise requires.

1.3	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. currency and “U.S.$” or “$” refers to United States dollars.

BINDING EFFECT

1.4	Binding Effect

This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on:

(a)	the Company;

(b)	the Parent;

(c)	the Acquiror;

(d)	the Beneficial Shareholders;

(e)	Optionholders;

(f)	RSP Plan Participants;

(g)	the Depositary; and

(h)	the registrar and transfer agent in respect of the Common Shares, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in the ABCA.

2.2	The Arrangement

Commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without any further act or formality and, except as otherwise noted in this Section 2.2, with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)	notwithstanding the Option Plan or any agreements or other arrangements relating to the Options, each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share, in respect of each Option, exceeds the exercise price per Common Share of such Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions, and such Option shall be cancelled immediately after its transfer to the Company and, for greater certainty, where such amount is a negative, none of the Company, the Acquiror or any other Person shall be obligated to pay any amount in respect of such Option;

(b)	(i) each holder of one or more Options shall cease to be a holder of such Options, (ii) such holder’s name shall be removed from each applicable register, (iii) the Option Plan and all agreements and other arrangements relating to the Options shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which it is entitled pursuant to Section 2.2(a) at the time and in the manner specified in Section 4.1;

(c)	notwithstanding the terms of the RSP Plan, all unvested Common Shares issuable thereunder to RSP Plan Participants shall be issued, subject to (for greater certainty) the Company taking such steps as are required to satisfy applicable Tax withholdings and other source deductions, to those RSP Plan Participants, respectively, and the RSP Plan shall be terminated and shall be of no further force and effect;

(d)	each Common Share issued and outstanding at the Effective Time (other than those held by Dissenting Shareholders) will be transferred to and acquired by the Acquiror in exchange for the Consideration for each Common Share; provided that Common Shares then held by or on behalf of RSP Plan Participants shall (for greater certainty) be subject to applicable tax withholdings and other source deductions; and

(e)	(i) the name of each Shareholder (including Dissenting Shareholders) will be removed from the register of Shareholders, (ii) the holders of such Common Shares (A) that are not Dissenting Shareholders shall cease to have any rights of holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement and (B) that are Dissenting Shareholders shall cease to have any rights of holders of such Common Shares other than the right to be paid fair value for such Common Shares as set forth in Section 3.1, and (iii) the Acquiror will be deemed to be the holder of all of the Common Shares (free and clear of any Encumbrances) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained on behalf of the Company and shall be deemed to be the legal and beneficial holder of such Common Shares (free and clear of all Encumbrances).

2.3	Dividends and Distributions

If, on or after the date of the Arrangement Agreement, the Company declares, sets aside or pays any dividend or other distribution (other than the Permitted Dividend) payable in cash, securities, property or otherwise with respect to the Common Shares, or sets a record date therefor that is prior to the Effective Time, then the Consideration shall be adjusted to reflect each such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the amount of such dividend or distribution per Common Share.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Shareholders may exercise dissent rights (“Dissent Rights”) pursuant to and in the manner set forth in Section 191 of the ABCA and in this Section 3.1 in connection with the Arrangement Resolution as the same may be modified by the Interim Order or the Final Order; provided that

(a) notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by the Company before 5:00 p.m. (Calgary, Alberta time) on the Business Day that is five (5) Business Days prior to the Meeting (as it may be adjourned or postponed from time to time);

(b) Shareholders who duly exercise such Dissent Rights and who:

(i)	are ultimately entitled to be paid the fair value of their Common Shares shall be deemed to have transferred such shares of the Company to the Acquiror on the Effective Date contemporaneously with the step of this Plan of Arrangement set out in Section 2.2 being effective; or

(ii)	are ultimately not entitled to be paid the fair value for their Common Shares shall be deemed to have transferred such shares to the Acquiror at the same time as the other transfers of Common Shares to the Acquiror are effective pursuant to Section 2.2 and shall receive the Consideration from the Acquiror for each Common Share, but in no case shall the Company, the Acquiror or any other Person be required to recognize such holders as holders of Common Shares after the Effective Time, and the names of such holders shall be deleted from the register of Shareholders on the Effective Date. In addition to any other restrictions in Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Optionholders; (ii) Beneficial Shareholders who vote in favor of the Arrangement Resolution; and (iii) Debentureholders.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Exchange of Certificates for Cash

(a)	Not more than one business Day prior to the Effective Date, the Acquiror shall deposit, or arrange to be deposited, for the benefit of holders of Common Shares cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by Section 2.2(d) of this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Common Share for this purpose, net of applicable withholdings. The cash deposited with the Depositary by or on behalf of the Acquiror shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of the Acquiror.

(b)	On, or as soon as practicable after, the Effective Date, the Company shall pay the amounts, net of applicable withholdings, to be paid to holders of Options, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by check (delivered to such holder of Options, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Options).

(c)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.2(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(d)	Until surrendered as contemplated by this Section 4.1(c), each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.4.

(e)	No holder of Common Shares or Options shall be entitled to receive any consideration with respect to such Common Shares or Options other than any cash payment to which such holder is entitled to receive in accordance with Section 2.2 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Common Shares transferred pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for such lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Acquiror and the Depositary in such sum as the Acquiror may direct, or otherwise indemnify the Parent and the Acquiror in a manner satisfactory to the Parent and the Acquiror, against any claim that may be made against the Parent or the Acquiror in respect of the certificate alleged to have been lost, stolen or destroyed.

4.3	Extinction of Rights

Subject to any applicable laws governing unclaimed personal property, if any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.2), together with such other documents or instruments required to effect the transfer of Common Shares, on or before the last Business Day before the third anniversary of the Effective Date, such Shareholder shall be deemed to have donated and forfeited to the Acquiror any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Shareholder to which such Shareholder is entitled. At and after the Effective Time, any certificate formerly representing Common Shares shall represent only the right to receive the consideration provided in Section 2.2 or Section 3.1 in accordance with the Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to the Acquiror and shall be cancelled.

4.4	Withholding Rights

The Company, the Acquiror and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or Optionholder such amounts as the Company, the Acquiror or the Depositary, as applicable, determines, acting reasonably, are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of applicable federal, provincial, state, local or foreign Tax law or other Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder or Optionholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

4.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares and options (including the Options) issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Common Shares and Options, the Company, the Acquiror, the Acquiror, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares or Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	The Acquiror and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Acquiror and the Company, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Beneficial Shareholders and Optionholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Acquiror or the Company at any time prior to or at the Meeting (provided that the Company or the Acquiror, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Acquiror and the Company (in each case, acting reasonably).

(d)	Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by the Acquiror, provided that it concerns a matter which, in the reasonable opinion of the Acquiror, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE “B”

ARRANGEMENT RESOLUTION

Arrangement under the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9 and the regulations promulgated thereunder, as amended (the “ABCA”) of Equal Energy Ltd., a corporation amalgamated under the laws of Alberta (the “Company”), as more particularly described and set forth in the management information circular and proxy statement of the Company dated —, 2013 (the “Circular”) accompanying the notice of this meeting made as of —, 2013 (as the Arrangement may be, or may have been, amended, modified or supplemented in accordance with the arrangement agreement made as of December 6, 2013 (the “Agreement”) among the Company, Petroflow Canada Acquisition Corp., a corporation incorporated under the laws of Alberta (the “Acquiror”) and Petroflow Energy Corporation, a corporation existing under the laws of Delaware (the “Parent”)), is hereby authorized, approved and adopted.

2.	The plan of arrangement effecting the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Schedule — to the Circular, as the same may be, or may have been, modified or amended, is hereby authorized, approved and adopted.

3.	The Agreement, and all of the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered, without further notice to or approval of the shareholders of the Company, (a) to amend the Agreement or the Plan of Arrangement to the extent permitted therein in any manner not inconsistent with an applicable order of the Court and (b) subject to the provisions of the Agreement, not to proceed with the Arrangement.

5.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Registrar under the ABCA in accordance with the Agreement for filing.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents, instruments and agreements and to perform or cause to be performed all such other acts and things as may be necessary or desirable to implement this resolution or otherwise in connection with the matters authorized or contemplated hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, instruments or agreements and the taking of any such action.

SCHEDULE “C”

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE ACQUIROR

1.	Organization and Standing. The Parent and the Acquiror are each duly organized and validly subsisting under the laws of its jurisdiction of organization;

2.	Capacity, Power, Authorization, Execution and Enforceability. The Parent and the Acquiror each has the requisite capacity, power and authority to execute, deliver and perform its obligations under this Agreement and all the agreements, instruments and other documents contemplated hereby; the execution, delivery and performance of this Agreement and the Arrangement and the Transactions have been duly and validly authorized by any and all requisite actions of the Parent and the Acquiror; and this Agreement and any other agreement delivered in connection herewith to which the Parent or the Acquiror is party has been or will at the appropriate time be validly executed and delivered by the Parent or the Acquiror, as applicable, and constitute valid and binding obligations of the Parent or the Acquiror, as applicable, and will be enforceable against the Parent or the Acquiror, as applicable, in accordance with their terms, subject to:

(a)	bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally; and

(b)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or equity);

3.	No Conflict. The execution and delivery of this Agreement are not, and, except for Customary Post-Closing Consents, the completion of the Transactions in accordance with the terms of this Agreement will not be, in material violation or breach of or in material conflict with or require any material consent, authorization or approval under:

(a)	any term or provision of the originating documents, including the formation documents, operating agreements, and bylaws of the Parent or the Acquiror and any amendments thereto;

(b)	any agreement to which the Parent or the Acquiror is a party or by which the Parent or the Acquiror is bound; or

(c)	any judgment, decree, order, statute, regulation, rule, or license applicable to the Parent or the Acquiror;

4.	Consents, Approvals or Waivers. Other than (a) the Interim Order and any approvals required by the Interim Order, (b) the Final Order, (c) the Arrangement Filings under the ABCA and (d) compliance with all Applicable Securities Laws, including the rules and policies of the Exchanges, the execution, delivery and performance of this Agreement by the Parent and the Acquiror will not be subject to any consent, approval, authorization, ruling, waiver or other action by notice to or filing with, any Government Authority exercising jurisdiction over the Parent or the Acquiror;

5.	No Claims. There are no Claims:

(a)	filed by, on behalf of, or against the Parent or the Acquiror; or

(b)	imposed by any Government Authority against the Parent, the Acquiror or any of their Affiliates;

in either case, whether or not insured and which would reasonably be expected to adversely affect the Parent’s or the Acquiror’s ability to complete the Transactions;

6.	Availability of Funds. At the Effective Time, subject to (a) receipt of the Financing, (b) the accuracy of the representations and warranties of the Company in this Agreement and the Plan of Arrangement (including Schedule D hereto) and (c) compliance by the Company with its covenants, agreements and obligation under this Agreement and the Plan of Arrangement, the Parent and the Acquiror shall have sufficient cash, available lines of credit, or other sources of immediately available funds to enable the Parent or the Acquiror to make payment of the Consideration;

7.	No Finder’s Fee. The Parent and the Acquiror have not incurred any obligation or liability, contingent or otherwise, for broker’s or finder’s fees in respect of this Agreement or the Transactions in accordance with this Agreement other than obligations and liabilities to be paid by them;

8.	Circular. The information to be furnished by the Parent or the Acquiror for inclusion or incorporation by reference in the Circular will not, on the date the Circular is first mailed to the Shareholders, at the time of any amendment or supplement thereto or at the time of the Meeting contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in the light of the circumstances under which they are made (it being understood that no representation or warranty is made by the Parent or the Acquiror with respect to statements made in the Circular based on information supplied by the Company in connection with the preparation of the Circular for inclusion therein).

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Organization and Standing: The Company and each of its Subsidiaries is an organized and validly subsisting legal entity under the laws of its jurisdiction of incorporation and is qualified under each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted;

2.	Capacity, Power, Authorization, Execution and Enforceability: The Company has the requisite capacity, power and authority to execute, deliver and perform its obligations under this Agreement and all of the agreements, instruments and other documents contemplated hereby, and to consummate the Transactions. The execution, delivery and performance of this Agreement and the completion of the Transactions have been validly authorized by any and all requisite actions of the Company. This Agreement and any other agreement delivered in connection herewith to which the Company is party has been or will at the appropriate time be validly executed and delivered by the Company and constitute valid and binding obligations of the Company and will be enforceable against the Company in accordance with their terms, subject to:

(a)	bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally; and

(b)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or equity);

3.	Approval and Fairness. At a meeting duly called and held prior to the execution and delivery of this Agreement, the Board adopted resolutions by the unanimous vote of all directors of the Company (a) authorizing and approving this Agreement, the Arrangement and the Transactions in accordance with the requirements of the ABCA, (b) determining that the terms of this Agreement, the Arrangement, the Transactions and the Consideration to be received by the Shareholders are fair to the holders of such Common Shares and that the Arrangement is in the best interests of the Company and (C) unanimously recommending that the Shareholders vote in favor of the Arrangement, and, as of the date hereof, none of the aforesaid actions by the Board have been amended, rescinded or modified. The Board has received the Fairness Opinion, and the Fairness Opinion has not been withdrawn or modified as of the date hereof. The Company has delivered or made available to the Parent complete and correct copies of the articles and by-laws (or comparable organizational documents) of the Company and each of its Subsidiaries;

4.	Capital Structure.

(a)

The authorized capital of the Company consists of an unlimited number of Common Shares of which 35,806,337 are issued and outstanding on the date hereof (excluding unvested restricted shares). All of the issued and outstanding

Common Shares have been duly authorized and are validly issued, fully paid and non-assessable. There are additional Common Shares that may be vested and issued under the RSP Plan, and Section 4(a) of the Disclosure Letter sets forth a complete and accurate list of restricted shares issued under the RSP Plan as of the date hereof, together with the names of each respective grantee, the date of grant, the number of Common Shares originally granted, the amount payable thereunder pursuant to dividend equivalent rights and the applicable vesting dates. All grants under the RSP Plan were validly issued and properly approved by the Board or a duly authorized committee thereof no later than the date on which the grant was by its terms to be effective in accordance with all Applicable Laws and all required approvals by the Shareholders were timely obtained. Upon any issuance of any Common Shares in accordance with the terms of the RSP Plan, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable;

(b)	On the date hereof, there are 288,745 Common Shares reserved for issuance in respect of options (including under the Option Plan) and there are 71,450 options outstanding with a weighted average exercise price for outstanding options for which the Consideration exceeds the exercise price of approximately Cdn.$3.87. There are no options outstanding other than options issued pursuant to the Option Plan in respect of Common Shares, and no options may be granted other than pursuant to the Option Plan. Section 4(b) of the Disclosure Letter sets forth a complete and accurate list of options issued and outstanding on the date hereof, including, with respect to each such option, a unique identifier for the holder, the date of grant, the type of option, the exercise price per Common Share, the number of Common Shares originally granted subject to such option (as adjusted to reflect all splits, combinations, share dividends and other adjustments), the number of Common Shares that remain subject to the option and the expiration date. Each option has been granted with an exercise price no less than the fair market value of the underlying Common Shares on the date of grant. All grants of options were validly issued and properly approved by the Board or a duly authorized committee thereof no later than the date on which the grant of such option was by its terms to be effective in accordance with all Applicable Laws and all required approvals by the Shareholders were timely obtained. Upon any issuance of any Common Shares in accordance with the terms of the options and the terms of the Option Plan, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable;

(c)	None of the Company or any of its Subsidiaries (i) is a party to any agreement with respect to the voting of, restricting the transfer of, or granting preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any securities of the Company or any of its Subsidiaries (other than this Agreement) or (ii) has any contractual obligation to file a prospectus or registration statement under Applicable Securities Laws, in respect of any securities of the Company or any of its Subsidiaries;

(d)	Other than as set out in the Disclosure Letter, there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (ii) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, except for Cdn.$45,000,000 in principal of the Convertible Debentures issued pursuant to the Indenture, (iii) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries or (iv) any shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to any capital stock of the Company or any of its Subsidiaries, or derivative securities or other rights that are linked to the value of the Common Shares or the value of the Company, any of its Subsidiaries or any part thereof;

(e)	There are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities (except pursuant to the forfeiture of options or the acquisition by the Company of Common Shares in settlement of the exercise price of an option or the Tax withholding obligations of holders of options, in each case in accordance with their terms as in effect on the date of this Agreement);

(f)	The aggregate value of the assets of the Company and its Subsidiaries, calculated in the manner prescribed by the Investment Canada Act, is less than Cdn.$330 million and neither the Company nor its Subsidiaries carry on a cultural business (as such term is defined in the Investment Canada Act); and

(g)	The Transactions are exempt from the HSR Act pursuant to United States 16 CFR 802.4(a) as a result of the aggregate fair market value of the non-exempt assets (as described therein) of the Company and its Subsidiaries not exceeding $70.9 million;

5.	Subsidiaries.

(a)	Section 5(a) of the Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Other than as listed in Section 5(a) of the Disclosure Letter and except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any shares of, or other equity or voting interest in, any person; and

(b)

All of the outstanding shares of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and non-assessable and (ii) are owned, directly or indirectly, by the Company, free and clear of any Encumbrance or other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or voting interest) that would prevent the operation by the Parent or the Acquiror of such Subsidiary’s business as presently conducted;

6.	No Conflict. The execution and delivery of this Agreement are not and, except for Customary Post-Closing Consents, the completion of the Transactions in accordance with the terms of this Agreement will not (with or without notice or lapse of time, or both) (a) constitute or result in the creation of an Encumbrance on any of the assets or properties of the Company or any of its Subsidiaries, (b) create or result in the loss or impairment of, payment of any additional amounts with respect to or the consent of any other person being required in respect of, the Company’s or any of its Subsidiaries’ right to own or use any assets or (c) be in violation or breach of or in conflict with or cause or permit any termination or cancellation right under, or create or permit any payment obligation under, or require any consent, authorization or approval under:

(i)	any term or provision of the governing documents of the Company or any of its Subsidiaries;

(ii)	any agreement or Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(iii)	any Applicable Law, judgment, decree, order, statute, regulation, rule, or license applicable to the Company or any of its Subsidiaries;

7.	Consents, Approvals or Waivers. Other than (a) the Interim Order and any approvals required by the Interim Order, (b) the Final Order, (c) the Arrangement Filings under the ABCA and (d) compliance with all Applicable Securities Laws, including the rules and policies of the Exchanges, the execution, delivery and performance of this Agreement by the Company will not be subject to any consent, approval, authorization, ruling, waiver or other action by notice to or filing with, any Government Authority exercising jurisdiction over the Company or any Third Party, except to the extent that any assignment hereunder of oil and gas leases which were granted by a Government Authority will require the consent or approval of such Government Authority for such assignment to be effective (which consents and approvals are Customary Post-Closing Consents);

8.	Company Reports; Financial Statements; No Undisclosed Liabilities.

(a)

Since January 1, 2011, the Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it under Applicable Securities Laws (the forms, statements, certifications, reports and documents filed or furnished since January 1, 2011 and those filed or furnished subsequent to the date hereof, including any schedules, exhibits and amendments thereto, the “Company Reports”). Each of the Company Reports required to be filed or furnished under Applicable Securities Laws, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply, when filed or furnished, in all material respects with Applicable Securities Laws. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has not filed any confidential material change report that at the date hereof remains confidential or, other than confidential treatment requests filed with the SEC for which a confidentiality order has been granted by the SEC, any other confidential filings under any Applicable Securities Laws;

(b)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Exchanges and Applicable Securities Laws;

(c)	The Company is a “reporting issuer” under the Applicable Securities Laws of each province and territory of Canada, and is not in default of any Applicable Securities Laws of any Canadian jurisdiction. None of the Company’s Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Applicable Securities Laws in any jurisdiction. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authorities seeking to revoke the reporting issuer status of the Company;

(d)	No delisting, suspension of trading in or cease trading order with respect to the Common Shares is pending or, to the knowledge of the Company, threatened, other than any delisting of the Common Shares from an Exchange upon completion of the Transactions;

(e)

The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the 1934 Act) as required by Rules 13a-15 and 15d-15 under the 1934 Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder). The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable Company Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, (i) to the knowledge of the Company, the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) to the knowledge of the Company, there has been no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting;

(f)	To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company;

(g)	The auditors of the Company are independent chartered accountants as required by Applicable Laws and there is not now, and to the knowledge of the Company, there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company;

(h)	Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such joint venture, off balance sheet partnership or similar contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company Reports;

(i)

Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules), as amended, fairly presents in all material respects or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules), as amended, fairly presents or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case, in accordance with GAAP or IFRS, as applicable, consistently applied during the periods involved, except as may be noted therein or in the notes thereto;

(j)	There are no Liabilities which affect the Company or any of its Subsidiaries in any material respect or which affect the execution and delivery of this Agreement or the consummation of the Transactions except (i) the Liabilities reflected or reserved against in the Audited Balance Sheet, (ii) the material outstanding Environmental Liabilities set forth in Section 8(j) of the Disclosure Letter, (iii) Liabilities arising under the Material Contracts in the Ordinary Course, and (iv) the judgments and Claims set forth on Section 8(j) of the Disclosure Letter; and

(k)	The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013, relating to the Company Reports and all written responses of the Company thereto other than with respect to requests for confidential treatment. Except as disclosed in Section 8(k) of the Disclosure Letter, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company Reports and, to the knowledge of the Company, none of the Company Reports (other than confidential treatment requests) is the subject of ongoing SEC review. To the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company;

9.

Absence of Changes. Since December 31, 2012, (a) the Company and its Subsidiaries have conducted their businesses in the Ordinary Course, (b) there has not been any action taken or committed to be taken by the Company or any Subsidiary of the Company which, if taken following entry by the Company into this Agreement, would have required the consent of the Parent or the Acquiror pursuant to Section 5.2 of the Agreement, (c) except as set forth in Schedule 9 of the Disclosure Letter, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance, (d) the Company and its Subsidiaries have not filed any Tax Returns inconsistent with past practice or, on any such Tax Return, taken any position that is inconsistent with positions taken in preparing or filing similar Tax Returns in prior periods, changed an annual accounting period, adopted or changed any accounting method amended any Tax Return, settled or compromised any material federal, national, provincial, state or local Tax liability, made, revoked or amended any Tax election of the Company or any of its Subsidiaries, entered into any agreement affecting any Tax liability or refund of the Company or any of its Subsidiaries, extended or waived the application of any statute of limitations regarding the assessment or collection of any Tax of the Company or any of its Subsidiaries or provision limiting the period within which an assessment or reassessment of any Tax of the Company or any of its Subsidiaries may be issued, or took any other similar action relating to the filing of any Tax Return or the payment of any Tax and (e) there has been no event, occurrence, fact, condition, effect, change or development which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect;

10.	No Finder’s Fee. Other than the fees payable under the engagement letters with Global Hunter Securities LLC and Scotia Waterous Inc. in connection with the Transactions, the Company has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this Agreement or the Transactions;

11.	Judgments and Claims.

(a)	Except as set forth in Section 11 of the Disclosure Letter, there are no unsatisfied judgments nor any Claims in existence or pending to which the Company or any Subsidiary is named (or expects to be named) as a party that relate to or affect the Company or any of its Subsidiaries in any material respect and, to the knowledge of the Company, no Claims are pending or threatened which affect or would reasonably be expected to affect the Company or any of its Subsidiaries in any material respect or which affect or would reasonably be expected to affect the execution and delivery of this Agreement or the consummation of the Transactions;

(b)	Except as set forth in Section 11 of the Disclosure Letter, there are no on-going joint interest audits or other audits of costs applicable to the assets of the Company or any of its Subsidiaries;

(c)	Neither the Company nor any of its Subsidiaries is subject to any Order or, to the knowledge of the Company, any investigation by any Government Authority;

12.

Permits and Compliance. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Government Authority necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or other assets or to carry on its business or operations as now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents; (ii) any Applicable Law; or (iii) any Order, except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, have a Material Adverse Effect. No written or, to the knowledge of the Company, other notice of any such violation or non-compliance has been received by the Company or any of its Subsidiaries. The consummation of the

Arrangement and the other Transactions, in and of themselves, would not cause the revocation or cancellation of any such Company Permit that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, other notice that any action, demand or investigation by any Government Authority with respect to the Company or any of its Subsidiaries or any of their respective properties or assets under any Applicable Law is pending, and no suit (other than suits currently under seal), action or proceeding by any other person with respect to the Company or any of its Subsidiaries or any of their respective properties or other assets under any Applicable Law, is pending, or to the knowledge of the Company, is threatened or currently under seal, except, in each case, as individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect;

13.	Fee Property. Section 13 of the Disclosure Letter contains a true and complete list of all Fee Property. Except as set forth on Section 13 of the Disclosure Letter and any Permitted Encumbrances, there are no leases, rental agreements or other occupancy agreements with respect to the Fee Property, and no other Person has the right to use or occupy the Fee Property. The interests of the Company and its Subsidiaries in and to the Fee Property are now and will be at the Effective Time, free and clear of all Encumbrances created by, through or under the Company or any of its Subsidiaries, except Permitted Encumbrances;

14.

Leased Property. Section 14 of the Disclosure Letter sets forth a true, correct and complete list of all real property leases, subleases and other occupancy arrangements to which the Company or any of its Subsidiaries is a party and each amendment thereto (the “Real Property Leases”). Each premises subject to a Real Property Lease is hereinafter referred to as a “Leased Property.” The Company has made available to the Parent and the Acquiror a true, correct and complete copy of each Real Property Lease. Neither the Company nor any of its Subsidiaries has transferred, mortgaged or assigned any interest in any such Real Property Lease, nor has the Company or any of its Subsidiaries subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any other Person. With respect to each Real Property Lease: (a) such Real Property Lease is in full force and effect and is valid and binding on the Company and its Subsidiaries, as applicable and, to the knowledge of the Company, each other party thereto and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law); (b) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to such Real Property Lease, is in material breach or violation of, or in material default under, such Real Property Lease; (c) the Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Property under such Real Property Lease has not been disturbed in any material respect and, to the knowledge of the Company, there are no disputes with respect to such Real Property Lease; (d) neither the Company nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to such

Real Property Lease; (e) to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would result in a material breach or violation of, or a material default under, such Real Property Lease, or permit the termination, modification or acceleration of rent under such Real Property Lease and (f) to the knowledge of the Company, there is no pending or threatened condemnation or similar proceeding affecting any Leased Property;

15.	Title to Assets. Each of the Company and its Subsidiaries, in all material respects, (a) has good and valid title to all of its properties, assets and other rights that would not constitute real property (other than Intellectual Property), free and clear of all Encumbrances and (b) owns, has valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible (other than Intellectual Property), used by its business free and clear of all Encumbrances, in each case, except for Permitted Encumbrances;

16.	Compliance with Agreements.

(a)	To the Company’s knowledge, all of the Title and Operating Documents and Surface Interests are in full force and effect;

(b)	Neither the Company nor any of its Subsidiaries is, nor with the lapse of time or the giving of notice or both would any such Person, in material breach or default under Applicable Law in respect of their respective assets or properties or any of the Title and Operating Documents or Surface Interests and, to the Company’s knowledge, no other party to the Title and Operating Documents or Surface Interests (i) is, or with the lapse of time or the giving of notice or both would be, in breach or default of such Title and Operating Documents or Surface Interests or (ii) has given written notice of or alleged in writing any default under or taken any action to alter, terminate, rescind or procure a judicial reformation of any such Title and Operating Documents or Surface Interests; and

(c)	Neither the Company nor any of its Subsidiaries has failed to comply with, perform, observe or satisfy, in any material respects, any term, condition, obligation or liability which has heretofore arisen under the provisions of Applicable Law in respect of their respective assets or properties or any of the Title and Operating Documents or Surface Interests nor has the Company given written notice of or alleged in writing any default under or taken any action to alter, terminate, rescind or procure a judicial reformation of any of the Title and Operating Documents or Surface Interests;

17.	No Default Notice. Except as described in Section 17 of the Disclosure Letter, the Company and its Subsidiaries have not received from any Third Party notice of violation of or default under any obligation, agreement, document, order, writ, injunction decree or Applicable Law of any Government Authority and, to the Company’s knowledge, there are no such outstanding defaults or notices of default in relation to any Third Party;

18.	Financial Commitments. Except as set forth in Section 18 of the Disclosure Letter, and except for operating costs incurred in the Ordinary Course of the business of the Company or any of its Subsidiaries, there are no outstanding AFEs or other financial commitments of the Company or any of its Subsidiaries pursuant to which individual expenditures of greater than $200,000 may be required by the Parent or any of its Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries) after the Effective Time;

19.	Royalties. (a) All ad valorem, property, royalties, production, severance, excise and similar Taxes and assessments based on or measured by the ownership of the assets or properties of the Company or any of its Subsidiaries or the production of Petroleum Substances or the receipt of proceeds therefrom which are the responsibility of the Company or any of its Subsidiaries and which are due and payable have been properly and timely paid and discharged and, to the Company’s knowledge, all such obligations which are the responsibility of Third Parties related thereto have been properly and timely paid and discharged or accrued for; (b) all rentals, royalties and other payments due under the Title and Operating Documents and Surface Interests have been properly and timely paid, (c) all amounts under the Title and Operating Documents and Surface Interests held in suspense are described in Section 19 of the Disclosure Letter and (d) the Company and its Subsidiaries are not party to any co-ownership relationships with Third Parties affecting any of their respective assets or properties that have been treated as partnerships for federal (or applicable state) income tax purposes;

20.	Environmental Matters. Except as set out in Section 20 of the Disclosure Letter:

(a)	Neither the Company nor any of its Subsidiaries has received any notice, information, order or directive under Applicable Law which relates to Environmental Liabilities, Petroleum Substances or Hazardous Substances, including which require any remediation, cleanup, corrective action, work, repairs, construction or capital expenditures which is outstanding as of the date hereof, where those orders or directives have not been complied with and completed in all material respects;

(b)	Neither the Company nor any of its Subsidiaries has received any demand, Claim or notice issued with respect to the breach of or liability under Applicable Law from any Third Party, including any Government Authority, that relates to the Environment, Hazardous Substances, Petroleum Substances, health or safety, including any matter respecting the Release, use, storage, treatment, transportation or disposition of environmental contaminants which demand, Claim or notice remains outstanding as of the date hereof;

(c)	the Company and its Subsidiaries comply in all material respects with all Applicable Laws that relate to Environmental Liabilities, Petroleum Substances or Hazardous Substances and there is no contamination or Release at or from any of their respective assets or properties that exceeds cleanup criteria established under Applicable Law, is not permitted by Applicable Law, requires remediation or corrective action under Applicable Law or the Title and Operating Documents, or would give rise to Environmental Liabilities; and

(d)	the Company has provided to the Parent and the Acquiror all environmental reports and other material environmental documents, dated since January 1, 2011, in the Company’s or any of its Subsidiaries’ possession relating to the Company or any of its Subsidiaries or any of their respective properties or assets;

21.	Operation of Tangibles and Wells. To the Company’s knowledge, all operations in respect of the Tangibles and the Wells conducted by or on behalf the Company or any of its Subsidiaries has been conducted in accordance with good oilfield industry practices and all Applicable Law, all Permits and the requirements of all Government Authorities having jurisdiction over such operations have been complied with in respect of those operations in all material respects;

22.	Contracts. Section 22 of the Disclosure Letter contains a complete and accurate list of all of the Material Contracts. Except as disclosed in Section 22 of the Disclosure Letter:

(a)	Neither the Company or any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in default in any material respect under any Material Contract;

(b)	there are no contracts with Affiliates of the Company that will be binding on the Company or any of its Subsidiaries after the Effective Time, except as provided in Section 22(b) of the Disclosure Letter;

(c)	there are no futures, swaps, options or other financial derivatives with respect to the sale of production that will be binding on the Company or any of its Subsidiaries after the Effective Time;

(d)	there are no contracts of the Company or any of its Subsidiaries for the purchase, sale or exchange of Petroleum Substances that will be binding on the Parent or any of its Subsidiaries after the Effective Time that the Parent or its applicable Subsidiary will not be entitled to terminate at will (without penalty) on 30 days’ notice or less; and

(e)	there are no contracts that will entitle any Third Party (including any employees) to a payment as a result of the Transactions;

23.	Rights of First Refusal. There are no Rights of First Refusal by which the Company or any of its Subsidiaries (or any of their respective assets or properties) it is bound;

24.	Quiet Enjoyment. Subject to the rents, covenants, conditions and stipulations in the Title and Operating Documents and subject to the Permitted Encumbrances and the other representations and warranties in this Schedule D, from and after the Effective Time, the Company and its Subsidiaries will be entitled to continue to hold and enjoy the interests in their respective assets and properties without any interruption of or by any other Person (including any Third Party);

25.	Examination of Assets. The Company shall have made available to the Parent and the Acquiror, prior to the Effective Time, all of the documents comprising the Miscellaneous Interests in its possession or to which it has access, including information, documents and agreements relevant to the Company’s and its Subsidiaries’ title to their respective assets and properties, Abandonment and Reclamation Obligations, Environmental Liabilities, production or revenue from the assets and properties of the Company and its Subsidiaries, and other information, documents and agreements that are reasonably required by the Parent or the Acquiror or which have otherwise been reasonably requested by the Parent or the Acquiror;

26.	Employee Benefit Plans.

(a)	Section 26(a) of the Disclosure Letter sets forth a complete and correct list of all Employee Benefit Plans;

(b)	The Company has delivered to the Parent and the Acquiror complete and correct copies of the plan documents and summary plan descriptions, the most recent determination letter received from the IRS, the most recent annual report (Form 5500, with all applicable attachments), and all related trust agreements, insurance contracts, and other funding arrangements that implement each Employee Benefit Plan;

(c)	Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any liability or potential liability under or with respect to (i) any “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA, (ii) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (iii) any employee benefit plan, program or arrangement that provides for post-retirement medical, life insurance or other welfare-type benefits (other than health continuation coverage required by COBRA). No plan asset is or reasonably could be subject to any lien or other Liability associated with any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that is or was sponsored, maintained by the Company or any ERISA Affiliate; and

(d)	(i) none of the Employee Benefit Plans provides any separation, severance, termination or similar benefit or accelerates any vesting schedule or alters any benefit structure solely as a result of a change in control of ownership within the meaning of any Employee Benefit Plans, (ii) no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Transactions, by any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries under any Employee Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code, and (iii) neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code;

27.	Bankruptcy. There are no bankruptcy, reorganization or similar proceedings pending, being contemplated by or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries;

28.	Gas Imbalances. To the Company’s knowledge (a) no purchaser under any production sales contract or otherwise is entitled to “makeup” or otherwise receive deliveries of hydrocarbons produced from the interests without paying at the time of such delivery the full contract price therefor; (b) no Person or entity is entitled to receive any portion of the interest of the Company or any of its Subsidiaries in any hydrocarbons produced from the assets or properties of the Company or any of its Subsidiaries or to receive cash or other payments to “balance” any disproportionate allocation of such hydrocarbons under any operating agreement, gas balancing agreement, storage agreement, gas processing agreement, dehydration agreement, gas transportation agreement or any other similar agreement; and (c) neither the Company nor any of its Subsidiaries is obligated to pay any penalties or other payments under any gas transportation or other agreement as a result of delivery of quantities of gas in excess of contract requirements;

29.	Wells.

(a)	Section 29(a) of the Disclosure Letter contains a list of wells for which the Company or any of its Subsidiaries has received regulatory demands to plug and abandon or for which the Company or any of its Subsidiaries has received correspondence from regulators informing the Company or any of its Subsidiaries of its responsibility to plug and abandon wells and for which the Company or any of its Subsidiaries has received AFEs from Third Party operators notifying the Company or any of its Subsidiaries of their intent to plug and abandon wells. To the Company’s knowledge, there are no other wells for which the Company or any of its Subsidiaries has received regulatory demands to plug and abandon or for which the Company or any of its Subsidiaries has received correspondence from regulators informing the Company or any of its Subsidiaries of its responsibility to plug and abandon wells or for which the Company or any of its Subsidiaries has received AFEs from Third Party operators notifying the Company or any of its Subsidiaries of their intent to plug and abandon wells;

(b)	To the Company’s knowledge, all wells have been drilled and completed within the limits permitted by all applicable Title and Operating Documents and pooling or unit orders and no well is subject to penalties on allowables on or after the Effective Time because of overproduction;

30.	Credit Support. All cash deposits, guaranties, letters of credit, comfort letters, surety bonds, support agreements and other credit support provided by the Company or any Affiliate of the Company in support of the obligations of the Company or any of its Subsidiaries are listed on Section 30 of the Disclosure Letter;

31.	Sufficiency of Assets. The assets and properties of the Company and its Subsidiaries constitute all of the assets, properties, contracts, rights and interests reasonably necessary for the use, operation and maintenance of the business of the Company and its Subsidiaries in the same manner as currently conducted and operated by the Company and its Subsidiaries in the Ordinary Course in accordance with all Applicable Laws and good and prudent oil and gas industry practices in the jurisdictions in which they do business, including in Oklahoma and the United States of America;

32.	Insurance. Section 32 of the Disclosure Letter sets forth a list of the insurance policies currently maintained by the Company and its Subsidiaries. Such insurance policies are in full force and effect and all premiums due with respect to all periods to and including the Effective Date have either been paid or adequate provisions for payment have been made. The Company and its Subsidiaries have not received any notice of cancellation or non-renewal of any of such insurance policies;

33.	Intellectual Property. Section 33 of the Disclosure Letter sets forth all Intellectual Property rights owned by the Company or any of its Subsidiaries. No material claim of infringement or other material violation of Intellectual Property rights or unauthorized use thereof against or by the Company or any of its Subsidiaries has been received or asserted by the Company or any of its Affiliates. Neither the Company nor any of its Subsidiaries has received any notice of termination in relation to any Intellectual Property license granted by a Third Party to the Company or any of its Subsidiaries which is currently in effect, which is not readily replaceable on similar terms and which would reasonably be expected to materially affect the use or operation of the assets or properties of the Company or any of its Subsidiaries or the operation of their respective businesses in the Ordinary Course. The Company and its Subsidiaries have at all times materially complied with the terms of all Intellectual Property licenses granted by a Third Party to the Company or any of its Subsidiaries and used in or for the use or operation of the assets or properties of the Company or any of its Subsidiaries or the operation of their respective businesses and has committed no breach of any such license which would permit another party to terminate any such license or to claim compensation from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is infringing, misappropriating or violating or has infringed, misappropriated or violated in any material respect any Intellectual Property rights of any other Person. To the Company’s knowledge, the Company and its Subsidiaries own or are licensed to use from Third Parties all Intellectual Property needed for the use and operation of the assets and properties of the Company and its Subsidiaries and the operation of their respective businesses in the Ordinary Course;

34.

Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining contract or any labor contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice or violation of state or local labor, wage and hour, or employment laws with respect to any Persons employed by or otherwise performing services for the Company or any of its Subsidiaries, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against the Company or any of its Subsidiaries by the National Labor Relations Board, any state or federal agency, or any other Third Party with respect to any Persons employed by or otherwise performing services for the Company or any of its Subsidiaries, except where such unfair labor practice, complaint, grievance or other administrative or judicial complaint, action or investigation would not, individually or in the aggregate, have a Material Adverse Effect. There is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not, individually or in the aggregate, have a Material Adverse Effect;

35.	Required Vote of Shareholders. The Requisite Shareholder Approval is required to approve and adopt the Arrangement Resolution. No other vote of the securityholders of the Company is required by Applicable Law or the Company’s governing documents or other agreements to consummate the Transactions;

36.	Related Party Transactions.

(a)	Except as set forth in the Company Reports or compensation or other employment arrangements in the Ordinary Course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) thereof or any shareholder that beneficially owns 5% or more of the Common Shares, on the other hand;

(b)	Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses in the Ordinary Course);

37.	Taxes.

(a)	The Company and each of its Subsidiaries:

(i)	has prepared in good faith and has duly and timely filed (taking into account any extension of time within which to file) all income and all other material Tax Returns required to be filed by, with respect to, or on behalf of any of them, and all such Tax Returns are true, complete and correct in all material respects;

(ii)	has paid all Taxes imposed on or with respect to them or any of their respective assets or properties;

(iii)

has timely deducted, withheld and remitted (or accounted for) to the proper Government Authorities all material Taxes required to have been deducted, withheld and remitted (or accounted for) by any of them in connection with amounts paid or owing to any person, including to any employee, creditor, person that is or is deemed to be a non-resident of Canada (for purposes of the Tax Act) or a non-resident with respect to any paying Subsidiary’s jurisdiction of residence or other third party, in compliance with all Applicable Laws related to Taxes (and including amounts required to be withheld under Sections 1441, 1442, 3102, and 3402 of the Code or any other applicable provision of state, local, provincial or foreign Law); and

(iv)	has not waived any statute of limitations with respect to any material Taxes, agreed to any extension of time with respect to the assessment, reassessment or collection of a material Tax;

(b)	No Claim has been made or, to the Company’s knowledge, threatened by any Government Authority for the assessment or collection of any Tax;

(c)	No Claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction;

(d)	There are not pending or threatened in writing any audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns of the Company or any of its Subsidiaries;

(e)	Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return;

(f)	The Company and its Subsidiaries have charged, collected and remitted on a timely basis all material Taxes as required under Applicable Law on any sale, supply or delivery whatsoever, made by any of them;

(g)	To the Company’s knowledge, no deficiency notice or report has been received by the Company or any of its Affiliates in respect of any Tax that has not resulted in a final binding settlement and payment to the applicable Government Authority;

(h)	None of the Company or its Subsidiaries has any liability (pursuant to U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as a transferee or successor, by contract, or otherwise) for Taxes of any Person other than members of the affiliated group or corporations (within the meaning of Code Section 1504(a)) or any similar provision of Applicable Law of which the Company or any of its Subsidiaries is the common parent. None of the Company or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement;

(i)	None of the Company or its Subsidiaries is or has been a party to any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been property reported or are not yet required to have been reported), or transactions that constitute “listed transactions” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(j)	None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date (other than amounts received in the ordinary course of business); (F) election under Code Section 108(i);

(k)	None of the Company or its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361;

(l)	Neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling from the Internal Revenue Service or entered into a “closing agreement” pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or foreign Law);

(m)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company or any Subsidiary and any person that is not dealing at arm’s length with the Company or such Subsidiary, as the case may be, do not materially differ from those that would have been made between persons dealing at arm’s length, and each of the Company and each Subsidiary has complied in all material respects with the transfer pricing requirements of any Applicable Law;

(n)	There are no material Liens for Taxes (other than for current Taxes not yet due and payable or Taxes for which adequate reserves are reflected on the consolidated financial statements of the Company) on the assets of the Company or any of its Subsidiaries;

(o)	The Company has not, within the six months that precede the date of this Agreement, made any “investment,” as that term is defined for purposes of proposed section 212.3 of the Tax Act, in any corporation that is, or will be prior to the Effective Time, a “foreign affiliate” of the Company for purposes of the Tax Act;

(p)	There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Return for any taxable period;

(q)	As of the Closing Date, the Company shall have a tax basis in its stock of Equal Energy US Holdings Inc. of not less than $230,000,000, as calculated for U.S. federal income tax purposes;

(r)	The Company is not, and has never been, a “controlled foreign corporation” as defined in Code Section 957 or a “passive foreign investment company” as defined in Code Section 1297; and

(s)	To the Company’s actual knowledge after reasonable inquiry, there is no limitation on the utilization by the Company of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383, or 384 of the Code or otherwise, or comparable provisions of foreign, state or local law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Plan of Arrangement).

38.	No “Collateral Benefits”.

Other than as set forth in Section 38 of the Disclosure Letter, to the knowledge of the Company, no “related party” of the Company (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the Transactions;

39.	Circular.

The Circular and all other documents required by the ABCA, Applicable Securities Laws and any other Applicable Laws in connection with the Meeting and the Arrangement will comply in all material respects with Applicable Laws. The information to be furnished by or on behalf of the Company for inclusion in the Circular will not, on the date the Circular is first mailed to the Shareholders, at the time of any amendment or supplement thereto or at the time of the Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not false or misleading in the light of the circumstances under which they are made (it being understood that no representation or warranty is made by the Company with respect to statements made in the Circular based on information supplied by the Parent or the Acquiror). The Circular, on the date it is first mailed to the Shareholders, at the time of any amendment or supplement thereto and at the time of the Meeting, will provide the Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting.

SCHEDULE “E”

APPROVED BUDGET

See Schedule E of the Disclosure Letter.

SCHEDULE “F”

OPTION CANCELLATION AGREEMENT

THIS OPTION CANCELLATION AGREEMENT (this “Agreement”) is entered into as of             , 2013 between Equal Energy Ltd., a corporation existing under the laws of Alberta (the “Company”), and [            ] (the “Optionholder”).

WHEREAS, the board of directors of the Company has determined to enter into that certain Arrangement Agreement, dated as of December 6, 2013 (the “Arrangement Agreement”), among Petroflow Energy Corporation, a Delaware corporation (the “Parent”), [Petroflow Canada Acquisition Corp.], a corporation existing under the laws of Alberta (“Acquiror”) and the Company, whereby Acquiror shall acquire all of the common shares of the Company (the “Arrangement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Arrangement Agreement.

WHEREAS, the Optionholder is a party to each agreement set forth on Exhibit A (the “Option Agreement”), with the Company.

WHEREAS, the Optionholder and the Company desire and agree to cancel all Options granted to the Optionholder and, subject to the terms of this Agreement, terminate each Option Agreement in exchange for the consideration set forth in Section 2.3(b) of the Arrangement Agreement, if any (such amount, the “Option Consideration”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Cancellation of Options. The Optionholder hereby agrees to surrender and cancel all of the Optionholder’s rights arising under each Option Agreement and all of the Optionholder’s options in exchange for the Option Consideration (if any) to which the Optionholder is entitled, as determined in accordance with the Arrangement Agreement (provided that the Company, the Parent, the Acquiror and the Depositary, as applicable, have the right to deduct and withhold any such amounts as are required or permitted to be deducted and withheld under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign Tax law or other Applicable Law, in each case, as amended). From and after immediately prior to the Effective Time, none of the Options (whether the exercise price of such Option is more than, less than or equal to the Option Consideration or otherwise) of the Optionholder shall be outstanding, be in force or effect, or have any rights other than the right to receive the Option Consideration (if any) (as adjusted or to be adjusted pursuant to the terms of the Arrangement Agreement), as determined in accordance with the Arrangement Agreement. Without limiting the foregoing, the Optionholder acknowledges that the Optionholder shall have no right, by virtue of the Optionholder’s Options, to receive any equity, including options to acquire equity, in the Company, the Parent, the Acquiror or any of their respective Affiliates on or after immediately prior to the Effective Time.

2. Option Agreement. From and after immediately prior to the Effective Time, each Option Agreement shall be terminated and be of no further force or effect.

3. Representations and Warranties of Optionholder. The Optionholder hereby represents and warrants that, as of the date hereof and the Effective Date (a) the Optionholder has full legal right, power and authority to execute and deliver this Agreement and perform the Optionholder’s obligations hereunder, (b) this Agreement has been duly and validly executed and delivered by the Optionholder and constitutes a legal, valid and binding obligation of the Optionholder, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and (c) the Optionholder is the registered and beneficial owner of all the Options issued to the Optionholder pursuant to each Option Agreement, possesses good title thereto, free and clear of all liens, claims, encumbrances or other restrictions on transfer and holds no options or warrants for, or any other rights to acquire, any shares of the Company other than (i) the Options issued pursuant to each Option Agreement that will be cancelled as of immediately prior to the Effective Time pursuant to this Agreement and (ii) as set forth in Exhibit B.

4. Arrangement Agreement. The Optionholder hereby acknowledges receipt of the Arrangement Agreement. In addition, the Optionholder agrees that the sole consideration to be received in exchange for the cancellation of the Optionholder’s Options shall be as set forth in the Arrangement Agreement.

5. Amendment. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and the Optionholder, and either the Parent or the Acquiror.

6. Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction.

7. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

8. Counterparts. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Agreement.

9. Third-Party Beneficiaries. The Parent and the Acquiror shall be intended third-party beneficiaries to this Agreement and accordingly shall be entitled to enforce the provisions of this Agreement as if parties hereto.

10. Release and Other Agreements. The Optionholder does hereby forever release, discharge and acquit the Company, the Parent the Acquiror and each of their respective

2

Affiliates (the “Released Parties”) and from all claims, demands, obligations and liabilities, whenever arising out of, connected with or relating to, the Options and the cancellation thereof; provided, however, that such release and waiver does not extend to claims, demands, obligations and liabilities arising out of this Agreement. Notwithstanding the foregoing, the Optionholder hereby agrees that the Optionholder shall not make and irrevocably waives any right to make any claim for indemnification against the Company or any of its Subsidiaries or Affiliates by reason of the fact that the Optionholder was a director, officer, employee or agent of any such entity or serving at the request of any such entity as a partner, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, including any advancement thereof, or otherwise and whether such claim is pursuant to any statute, charter document, by-law, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Released Parties against the Optionholder (whether such action, suit, proceeding, complaint, claim or demand is pursuant to this Agreement, the Arrangement Agreement, applicable law or otherwise).

11. Facsimile. This Agreement and any amendment hereto, to the extent signed and delivered by means of a facsimile machine or e-mail transmission (via ..pdf file), shall be treated in all manner and respects as an original agreement or instrument and considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail transmission (via .pdf file) to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail transmission (via .pdf file) as a defense to the enforceability thereof and each party forever waives any such defense.

*    *    *    *    *

3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above.

EQUAL ENERGY LTD.

By:

Name:
Title:

[Name of Optionholder]

Signature Page to Option Cancellation Agreement

EXHIBIT A

OPTION AGREEMENT(S)

Exhibit A to Option Cancellation Agreement

EXHIBIT B

RESTRICTED STOCK (if any)

Exhibit B to Option Cancellation Agreement